Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-president and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-president and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the assessment referenced in the preceding paragraph, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2023. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2023.

The Company acquired WillowTree on January 3, 2023, as set out in Note 18(b) of the consolidated financial statements, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, WillowTree’s internal control over financial reporting associated with 1%, 1%, 3% and 5% of the Company’s consolidated current assets, consolidated current liabilities, consolidated non-current assets and consolidated non-current liabilities, respectively, and total revenue of $254 million and net loss of $127 million included in the Consolidated financial statements of the Company as of and for the year ended December 31, 2023.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2023, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.

/s/ “Doug French”	/s/ “Darren Entwistle”

Doug French	Darren Entwistle
Executive Vice-president	President
and Chief Financial Officer	and Chief Executive Officer
February 9, 2024	February 9, 2024

2 | December 31, 2023

report of independent registered public accounting firm

To the Shareholders and the Board of Directors of TELUS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as at December 31, 2023 and 2022, the related consolidated statements of income and other comprehensive income, changes in owners’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets Acquired in Business Acquisitions – Refer to Note 1(b) and 18(b) to the financial statements

Critical Audit Matter Description

On January 3, 2023, the Company acquired 86% of the equity of WillowTree and recognized the assets acquired and the liabilities assumed at fair value including intangible assets related to customer relationships and other (“intangible assets”).

While there are several estimates and assumptions that are required to determine the fair value of the intangible assets, the estimates and assumptions with the highest degree of subjectivity are forecasted revenue growth, forecasted profit margins, discount rate, and customer attrition rate. As a result, performing audit procedures required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

December 31, 2023 | 3

report of independent registered public accounting firm

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasted revenue growth, forecasted profit margins, discount rate and customer attrition rate used to determine the fair value of the intangible assets included the following, among others:

•	Evaluated the effectiveness of controls over management’s determination of forecasted revenue growth, forecasted profit margins, discount rate and customer attrition rate used to value intangible assets.
•	Evaluated the reasonableness of management’s forecasts of revenue growth and profit margins by comparing the forecasts to historical results, third-party industry forecasts, and comparable entities.
•	With the assistance of fair value specialists, evaluated the reasonableness of the discount rate and customer attrition rate by testing the source information underlying the determination of the rates and developing a range of independent estimates and comparing those to the discount rate and customer attrition rate selected by management.

/s/ “Deloitte LLP”

Chartered Professional Accountants Vancouver, Canada
February 9, 2024
We have served as the Company’s auditor since 2002.

4 | December 31, 2023

report of independent registered public accounting firm

To the Shareholders and the Board of Directors of TELUS Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2023, of the Company and our report dated February 9, 2024, expressed an unqualified opinion on those financial statements.

As described in the report of management on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at WillowTree, which was acquired on January 3, 2023, and whose financial statements constitute 1%, 1%, 3% and 5% of the Company’s consolidated current assets, consolidated current liabilities, consolidated non-current assets and consolidated non-current liabilities, respectively, and total revenue of $254 million and net loss of $127 million included in the consolidated financial statements of the Company as at and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at WillowTree.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants Vancouver, Canada
February 9, 2024

December 31, 2023 | 5

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2023	2022
OPERATING REVENUES
Service		$17,508	$15,956
Equipment		2,497	2,336
Operating revenues (arising from contracts with customers)	6	20,005	18,292
Other income	7	111	120
Operating revenues and other income		20,116	18,412
OPERATING EXPENSES
Goods and services purchased	16	7,537	7,107
Employee benefits expense	8, 16	6,148	4,899
Depreciation	17	2,514	2,226
Amortization of intangible assets	18	1,555	1,226
		17,754	15,458
OPERATING INCOME		2,362	2,954
Financing costs	9	1,273	632
INCOME BEFORE INCOME TAXES		1,089	2,322
Income taxes	10	222	604
NET INCOME		867	1,718
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(137)	(101)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(30)	41
		(167)	(60)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(12)	7
Employee defined benefit plan re-measurements		1	132
		(11)	139
		(178)	79
COMPREHENSIVE INCOME		$689	$1,797
NET INCOME ATTRIBUTABLE TO:
Common Shares		$841	$1,615
Non-controlling interests		26	103
		$867	$1,718
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$688	$1,654
Non-controlling interests		1	143
		$689	$1,797
NET INCOME PER COMMON SHARE	12
Basic		$0.58	$1.16
Diluted		$0.58	$1.15
TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,451	1,396
Diluted		1,457	1,403

The accompanying notes are an integral part of these consolidated financial statements.

6 | December 31, 2023

consolidated statements of financial position

As at December 31 (millions)	Note	2023	2022
ASSETS
Current assets
Cash and temporary investments, net		$864	$974
Accounts receivable	6(b)	3,597	3,316
Income and other taxes receivable		205	124
Inventories	1(l)	484	537
Contract assets	6(c)	445	441
Prepaid expenses	20	682	617
Current derivative assets	4(h)	36	83
		6,313	6,092
Non-current assets
Property, plant and equipment, net	17	17,248	17,084
Intangible assets, net	18	19,721	19,239
Goodwill, net	18	10,058	9,131
Contract assets	6(c)	303	320
Other long-term assets	20	2,493	2,203
		49,823	47,977
		$56,136	$54,069

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$104	$104
Accounts payable and accrued liabilities	23	3,391	3,952
Income and other taxes payable		126	112
Dividends payable	13	550	502
Advance billings and customer deposits	24	971	891
Provisions	25	317	166
Current maturities of long-term debt	26	3,994	2,541
Current derivative liabilities	4(h)	25	18
		9,478	8,286
Non-current liabilities
Provisions	25	744	538
Long-term debt	26	23,355	22,496
Other long-term liabilities	27	867	636
Deferred income taxes	10	4,390	4,455
		29,356	28,125
Liabilities		38,834	36,411
Owners’ equity
Common equity	28	16,112	16,569
Non-controlling interests		1,190	1,089
		17,302	17,658
		$56,136	$54,069
Contingent liabilities	29

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ “David L. Mowat”	/s/ “John P. Manley”

David L. Mowat	John P. Manley
Director	Director

December 31, 2023 | 7

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed
		Common Shares (Note 28)				Accumulated other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2022		1,370	$9,644	$1,013	$4,256	$203	$15,116	$943	$16,059
Net income		—	—	—	1,615	—	1,615	103	1,718
Other comprehensive income (loss)	11	—	—	—	132	(93)	39	40	79
Dividends	13	—	—	—	(1,899)	—	(1,899)	—	(1,899)
Dividends reinvested and optional cash payments	13(b), 14(c)	23	660	—	—	—	660	—	660
Equity accounted share-based compensation		4	103	18	—	—	121	12	133
Issue of Common Shares in business combination		34	992	—	—	—	992	—	992
Change in ownership interests of subsidiaries	28(c)	—	—	(75)	—	—	(75)	(9)	(84)
Balance as at December 31, 2022		1,431	11,399	956	4,104	110	16,569	1,089	17,658
Net income		—	—	—	841	—	841	26	867
Other comprehensive income (loss)	11	—	—	—	1	(154)	(153)	(25)	(178)
Dividends	13	—	—	—	(2,111)	—	(2,111)	—	(2,111)
Dividends reinvested and optional cash payments	13(b), 14(c)	30	749	—	—	—	749	—	749
Equity accounted share-based compensation	14(b)	4	99	5	—	—	104	—	104
Issue of Common Shares in business combination	18(b)	1	23	—	—	—	23	—	23
Change in ownership interests of subsidiaries	25, 28(c)	2	54	36	—	—	90	100	190
Balance as at December 31, 2023		1,468	$12,324	$997	$2,835	$(44)	$16,112	$1,190	$17,302

The accompanying notes are an integral part of these consolidated financial statements.

8 | December 31, 2023

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2023	2022
OPERATING ACTIVITIES
Net income		$867	$1,718
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		4,069	3,452
Deferred income taxes	10	(140)	31
Share-based compensation expense, net	14(a)	117	122
Net employee defined benefit plans expense	15(a)	72	101
Employer contributions to employee defined benefit plans	15(a)	(28)	(44)
Non-current contract assets		17	(21)
Non-current unbilled customer finance receivables	20	(66)	(26)
Unrealized changes in virtual power purchase agreements forward element	9	—	(193)
Loss from equity accounted investments	7, 21	26	7
Other		(109)	(143)
Net change in non-cash operating working capital	31(a)	(326)	(193)
Cash provided by operating activities		4,499	4,811
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(3,182)	(3,647)
Cash payments for spectrum licences	18(a)	(29)	—
Cash payments for acquisitions, net	18(b)	(1,289)	(1,547)
Advances to, and investment in, real estate joint ventures and associates	21	(138)	(21)
Real estate joint venture receipts	21	10	5
Proceeds on disposition		12	16
Investment in portfolio investments and other		(132)	(214)
Cash used by investing activities		(4,748)	(5,408)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(1,315)	(1,188)
Issue (repayment) of short-term borrowings, net		(2)	(17)
Long-term debt issued	26	9,223	10,271
Redemptions and repayment of long-term debt	26	(7,690)	(8,049)
Shares of subsidiary purchased from non-controlling interests, net	28(c)	(57)	(123)
Other		(20)	(46)
Cash provided by financing activities		139	848
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(110)	251
Cash and temporary investments, net, beginning of period		974	723
Cash and temporary investments, net, end of period		$864	$974
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(1,196)	$(816)
Interest received		$23	$17
Income taxes paid, net		$(389)	$(519)

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2023 | 9

notes to consolidated financial statements

DECEMBER 31, 2023

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digitally-led customer experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at December 31, 2023, we have a 100% equity interest; and TELUS International (Cda) Inc., in which, as at December 31, 2023, we have a 56.0% equity interest, as discussed further in Note 28(c), and which completed its initial public offering in February 2021. Although it has not had any effect on our current determination of which of our subsidiaries are our principal subsidiaries, we also made a material business acquisition during the year ended December 31, 2023, as set out in Note 18(b).

10 | December 31, 2023

notes to consolidated financial statements

1	summary of significant accounting policies

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we apply are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), and Canadian generally accepted accounting principles.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances in which we have been obligated to choose from among various accounting policies that comply with generally accepted accounting principles. In certain other instances, including those in which no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In the selection and application of accounting policies, we consider, among other factors, the fundamental qualitative characteristics of useful financial information, namely relevance and faithful representation. In our assessment, the accounting policy disclosures we are required to make are not all equally significant for us, as set out in the accompanying table; their relative significance for us will evolve over time, as we do.

These consolidated financial statements for each of the years ended December 31, 2023 and 2022, were authorized by our Board of Directors for issue on February 9, 2024.

(a)	Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, of which the principal ones are: TELUS Communications Inc. and TELUS International (Cda) Inc. TELUS Communications Inc. includes substantially all of our mobile and fixed operations, excluding the digitally-led customer experience and digital enablement transformation provided through the customer care and business services business of TELUS International (Cda) Inc.

Our financing arrangements and those of our wholly owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy		Yes	No
General application
(a)	Consolidation		X
(b)	Use of estimates and judgments	X
(c)	Financial instruments – recognition and measurement		X
(d)	Hedge accounting		X
Results of operations focused
(e)	Revenue recognition	X
(f)	Depreciation, amortization and impairment	X
(g)	Translation of foreign currencies		X
(h)	Income and other taxes	X
(i)	Share-based compensation		X
(j)	Employee future benefit plans	X
Financial position focused
(k)	Cash and temporary investments, net		X
(l)	Inventories		X
(m)	Property, plant and equipment; intangible assets	X
(n)	Investments		X

(b)	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of revenue and expense during the reporting period. Actual results could differ from those estimates.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2023 | 11

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make, and their relative significance and degree of difficulty, are set out in the graphic below.

Judgements

Examples of our significant judgments, apart from those involving estimation, include the following:

•	Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.
•	In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue, as set out following:

•	We have millions of multi-year contracts with our customers and we must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based on customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers (see (e) following).
•	Principally in the context of revenue-generating transactions involving mobile handsets, we must make judgments as to whether third-party re-sellers that deliver equipment to our customers are acting in the transactions as principals or as our agents. Upon due consideration of the relevant indicators, we have concluded that considering the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

12 | December 31, 2023

notes to consolidated financial statements

•	We compensate third-party re-sellers and our employees for generating revenues, and we must make judgments as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized (see Note 20). We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than by simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

We must also exercise judgment in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or otherwise implement services involving access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant, equipment and/or intangible assets (see Note 20). *

•	The decision to depreciate and amortize any property, plant, equipment (including right-of-use lease assets) and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets more faithfully than an accelerated method and is more representative of the economic substance of the underlying use of those assets.
•	The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments which affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker that is used to make resource allocation decisions and to assess performance (segment information, Note 5).

A significant judgment we have historically made is the distinction between the operations and cash flows of our business units (which extends to allocations of both direct and indirect expenses and capital expenditures). It is often difficult and impractical to objectively and clearly distinguish between the operations and cash flows of our business units, and the assets from which those cash flows arise. This impracticality is evidence of the interdependence of our business units. As our business continues to evolve, new cash-generating units may also develop.

•	The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (including spectrum licences that have been subordinated to us) will likely be renewed; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have indefinite lives, as discussed further in Note 18(e).
•	In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there may be instances in which we must exercise judgment in allocating our net assets (including shared corporate and administrative assets) to our cash-generating units when determining their carrying amounts.
•	In respect of claims and lawsuits, as discussed further in Note 29(a), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus is to be accounted for as a provision.

(c)	Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

•	Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method, as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.
•	Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method, as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from those costs.
•	A contract to receive renewable energy credits and the associated virtual power purchase agreement (which we enter into as part of our commitment to reduce our carbon footprint) are distinct units of account. We have selected this method, as we believe the receipt of the renewable energy credits is an executory contract and the virtual power purchase agreement meets the definition of a derivative.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2023 | 13

notes to consolidated financial statements

(d)	Hedge accounting

General

We apply hedge accounting to the financial instruments used to establish designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments, as set out in Note 4(a) and (d).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting, as we believe that it more faithfully depicts the economic substance of the underlying transactions.

In order to apply hedge accounting, there must be a high correlation (indicating effectiveness) in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt and as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

(e)	Revenue recognition

General

We earn the majority of our TELUS technology solutions service revenues from access to, and usage of, our telecommunications infrastructure, including:

•	Mobile network (voice and data);
•	Fixed data services (which include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security);
•	Fixed voice services; and
•	Health services.

The majority of the balance of our TELUS technology solutions revenues (mobile equipment and other service; fixed equipment and other service; agriculture and consumer goods services (which include: software, data management and data analytics-driven smart-food chain and consumer goods technologies)) arises from providing services and products facilitating access to, and usage of, telecommunications infrastructure. Service revenues from our digitally-led customer experiences – TELUS International segment arise from the provision of digital customer experience solutions, including artificial intelligence and content management solutions.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products (our performance obligations) that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As required, the performance obligations of these multiple-element arrangements are identified and the transaction price for the entire multiple-element arrangement is determined and allocated among the performance obligations based upon our relative stand-alone selling prices for each of them; our relevant revenue recognition policies are then applied, so that revenue is recognized when, or as, we satisfy the performance obligations. To the extent that variable consideration is included in determining the minimum transaction price, it is constrained to the “minimum spend” amount required in a contract with a customer. Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

14 | December 31, 2023

notes to consolidated financial statements

For the purposes of IFRS 15, Revenue from Contracts with Customers, our contracts with customers are not considered to have a significant financing component. With the exception of both equipment-related upfront payments that may be required under the terms of contracts with customers and in-store “cash and carry” sales of equipment and accessories, payments are typically due 30 days from the billing date. Billings are typically rendered on a monthly basis.

Multiple contracts with a single customer are normally accounted for as separate arrangements. When we enter into multiple contracts with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple-element arrangements, their relative transaction prices are appropriate.

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

We use the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

•	No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of a contract, we expect that the effect of the financing component is not significant at the individual contract level.
•	No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.
•	When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

Contract assets

Many of our multiple-element arrangements arise from bundling the sale of equipment (e.g. a mobile handset) with a contracted service period. Although the customer receives the equipment at contract inception and the revenue from the associated completed performance obligation is recognized at that time, the customer’s payment for the equipment will effectively be received rateably over the contracted service period to the extent it is not received as a lump-sum amount at contract inception. The difference between the equipment revenue recognized and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset and/or an unbilled customer finance receivable, depending upon the form of the contract.

Contract assets may also arise when we give consideration to a customer. When we receive no identifiable, separable benefit for consideration given to a customer, the amount of the consideration is recognized as a reduction of revenue rather than as an expense. Such amounts are included in the determination of transaction prices for allocation purposes in multiple-element arrangements.

•	Some forms of consideration given to a customer, effectively at contract inception, such as rebates (including prepaid non-bank cards) and/or equipment, are considered to be performance obligations in a multiple-element arrangement. Although the performance obligation is satisfied at contract inception, the customer’s payment associated with the performance obligation will effectively be received rateably over the associated contracted service period. The difference between the revenue arising from the satisfied performance obligation and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset.
•	Other forms of consideration given to a customer, either at contract inception or over a period of time, such as discounts (including prepaid bank cards), may result in us receiving no identifiable, separable benefit and thus are not considered performance obligations. Such consideration is recognized as a reduction of revenue rateably over the term of the contract. The difference between the consideration provided and the associated amount recognized as a reduction of revenue is recognized on the Consolidated statements of financial position as a contract asset.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2023 | 15

notes to consolidated financial statements

Contract liabilities

Advance billings are recorded when billing occurs prior to our provision of the associated services; such advance billings are recognized as revenue in the period in which the services and/or equipment are provided (see Note 24). Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

Costs of contract acquisition and contract fulfilment

Costs of contract acquisition (typically commissions) and costs of contract fulfilment are capitalized and recognized as an expense, generally over the life of the contract on a systematic and rational basis consistent with the pattern of the transfer of goods or services to which the contract asset relates. The amortization of such costs is included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense.

The total cost of mobile equipment sold to customers and advertising and promotion costs related to initial customer acquisition are expensed as incurred; the cost of equipment we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Mobile and fixed service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to our provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We use the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

Other and mobile equipment

We recognize product revenues, including amounts related to mobile handsets sold to re-sellers and customer premises equipment, when the products are both delivered to, and accepted by, the end-user customers, irrespective of which supply channel delivers the product. With respect to mobile handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. We recognize revenues that arise from employee and family assistance programs and from software solutions (including benefits administration) in the accounting period in which they are provided.

We recognize revenues that arise from our provision of digital customer experience solutions, including artificial intelligence and content management solutions, in the accounting period in which they are provided, typically on a per-productive hour or per-transaction basis.

(f)	Depreciation, amortization and impairment

Depreciation and amortization

Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (lease terms for right-of-use lease assets), as determined by a continuing program of asset life studies. Depreciation includes amortization of leasehold improvements, which are normally amortized over the lesser of their expected average service lives or the terms of the associated leases. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (b), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

16 | December 31, 2023

notes to consolidated financial statements

Estimated useful lives for the majority of our property, plant and equipment (including right-of-use lease assets) and intangible assets subject to depreciation and amortization are as follows:

Estimated useful lives
Property, plant and equipment (including right-of-use lease assets) subject to depreciation
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 25 years
Mobile site equipment	5 to 7 years
Real estate right-of-use lease assets	5 to 20 years
Balance of depreciable property, plant and equipment and right-of-use lease assets	3 to 40 years
Intangible assets subject to amortization
Customer contracts and related customer relationships	4 to 15 years
Fixed subscriber base	25 years
Software	3 to 10 years
Access to rights-of-way, crowdsource assets and other	5 to 30 years

Impairment – general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs of disposal); as referred to in (b), this is a significant estimate for us. Impairment losses are immediately recognized to the extent that the carrying value of an asset or a cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values which would have been the result if no impairment losses had been recognized previously.

Impairment – property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such factors as the timing of technological obsolescence, competitive pressures, future infrastructure utilization plans, and climate; these considerations could also indicate that the carrying value of an asset may not be recoverable, in which case an impairment loss is recognized.

Impairment – intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of impairment testing is generally the reciprocal of the stability of any relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as the time of our annual test.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives allocated to a cash-generating unit, but excluding any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would be recorded as a reduction of the carrying value of intangible assets with indefinite lives.

Subsequent to assessing intangible assets with indefinite lives, we assess goodwill by comparing the recoverable amounts of our cash-generating units (or group of cash-generating units) to their carrying values (including the intangible assets with indefinite lives and any goodwill allocated to a cash-generating unit or group of cash-generating units). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would first be recorded as a reduction of the carrying value of goodwill and any remainder would be recorded as a reduction of the carrying values of the assets of the cash-generating unit on a pro-rated basis.

(g)	Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 9. Hedge accounting is applied in specific instances, as discussed further in (d) preceding.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2023 | 17

notes to consolidated financial statements

Certain of our subsidiaries and associates do not have the Canadian dollar as their functional currency. Foreign exchange gains and losses arising from translation of the accounts of these subsidiaries and associates into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 11.

(h)	Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for any benefits of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or the usage of tax losses and the application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which changes in the estimates arise; we have selected this approach, as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position only when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We recognize Investment Tax Credits only when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 10(c).

(i)	Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff-vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded-vesting), we recognize the expense using the accelerated attribution method. An estimate of forfeitures during the vesting period is made at the date of grant of such share-based compensation; this estimate is adjusted to reflect actual experience.

Restricted share units

In respect of restricted share units with neither an equity settlement feature nor market performance conditions, as set out in Note 14(b), we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period. Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions, using a fair value determined from a Monte Carlo simulation. Restricted share units that have an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

A fair value for share option awards is determined at the date of grant and is recognized in the financial statements. Proceeds from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the share option awards exercised.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

18 | December 31, 2023

notes to consolidated financial statements

Share option awards that have a net-equity settlement feature, as set out in Note 14(d), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature, as it is consistent with the accounting treatment applied to the associated share option awards.

(j)	Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of both salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 9.

An amount reflecting the effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 11 and Note 15. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate; as referred to in (b), these are significant estimates for us.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans, in accordance with International Accounting Standard 19, Employee Benefits.

(k)	Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, is classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, is classified as a liability, this may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 22.

(l)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $369 million as at December 31, 2023 (2022 – $414 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the year ended December 31, 2023, totalled $2.4 billion (2022 – $2.3 billion).

(m)	Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 9. The rate for calculating the capitalized financing cost is based on the weighted average cost of borrowing that we experience during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 7, is included in the Consolidated statements of income and other comprehensive income as a component of Other income.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2023 | 19

notes to consolidated financial statements

Asset retirement obligations

Provisions for liabilities, as set out in Note 25, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and mobile site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are measured initially at fair value, which is determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the provisions for these liabilities are adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 9, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(n)	Investments

We account for our investments in companies over which we have significant influence, as discussed further in Note 21, using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the initial date of investment, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed; subsequent investments in associates do not attribute excess cost.

Similarly, we account for our interests in the real estate joint ventures, as discussed further in Note 21, using the equity method of accounting. Unrealized gains and losses resulting from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other long-term investments at their fair values unless they are investment securities that do not have either quoted market prices in an active market or other clear and objective evidence of fair value. When we do not account for our other long-term investments at their fair values, we use the cost basis of accounting, whereby the investments are initially recorded at cost, and earnings from those investments are recognized only to the extent received or receivable. When there is a significant or prolonged decline in the value of an investment that is classified as one of our other long-term investments, its carrying value is adjusted to its estimated fair value.

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•	In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Our financial disclosure is currently not materially affected by the application of the amendments.
•	In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. With a view to reducing diversity in reporting, the amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Our financial performance and disclosure are currently not materially affected by the application of the amendments.
•	In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development’s Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We are currently assessing the impacts of the amended standard, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

20 | December 31, 2023

notes to consolidated financial statements

(b)	Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

•	In May 2023, the International Accounting Standards Board issued Supplier Finance Arrangements, which amended IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, and requires additional quantitative and qualitative disclosure about supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, although earlier application is permitted; comparative prior-period information is not required in the year of initial application. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure, set out in Note 23, will be materially affected by the application of the amendments.

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

•	Common equity (excluding accumulated other comprehensive income);
•	Non-controlling interests;
•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);
•	Cash and temporary investments;
•	Short-term borrowings (including those arising from securitized receivables); and
•	Other long-term debts (including those arising from securitized receivables).

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;
•	Purchase Common Shares for cancellation pursuant to normal course issuer bids;
•	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);
•	Issue new debt, issue new debt to replace existing debt with different characteristics;
•	Increase or decrease the amount of receivables sold to an arm’s-length securitization trust; and/or
•	Enter into a new arm’s-length securitization trust to replace an existing arm’s-length securitization trust with different characteristics.

During 2023, our financial objectives, which are reviewed annually, were unchanged from 2022. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

* EBITDA is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

December 31, 2023 | 21

notes to consolidated financial statements

As at, or for the 12-month periods ended, December 31 ($ in millions)	Objective	2023	2022
Components of debt and coverage ratios
Net debt [1]		$26,494	$24,152
EBITDA – excluding restructuring and other costs [2]		$7,148	$6,646
Net interest cost [3] (Note 9)		$1,272	$847
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.71	3.63
Coverage ratios
Earnings coverage [5]		1.9	3.6
EBITDA – excluding restructuring and other costs interest coverage [6]		5.6	7.8

1	Net debt and total managed capitalization are calculated as follows:

As at December 31	Note	2023	2022
Long-term debt	26	$27,349	$25,037
Debt issuance costs netted against long-term debt		118	118
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt, net		13	(80)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		(226)	(53)
Cash and temporary investments, net		(864)	(974)
Short-term borrowings	22	104	104
Net debt		26,494	24,152
Common equity		16,112	16,569
Non-controlling interests		1,190	1,089
Less: accumulated other comprehensive income amounts included above in common equity and non-controlling interests		46	(133)
Total managed capitalization		$43,842	$41,677

2	EBITDA – excluding restructuring and other costs is calculated as follows:

Years ended December 31	Note	2023	2022
EBITDA	5	$6,431	$6,406
Restructuring and other costs	16	717	240
EBITDA – excluding restructuring and other costs		$7,148	$6,646

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).
4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at December 31, 2023, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following the spectrum auctions in 2021 and 2023, and the spectrum auction upcoming in 2024), as we believe that this range supports our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.
5	Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.
6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

22 | December 31, 2023

notes to consolidated financial statements

Net debt to EBITDA – excluding restructuring and other costs was 3.71 times as at December 31, 2023, compared to 3.63 times one year earlier. The effect of the increase, primarily due to business acquisitions, in net debt levels (which were already elevated in the current and comparative periods due to our spectrum acquisitions) exceeded the effect of growth in EBITDA – excluding restructuring and other costs.

The earnings coverage ratio for the twelve-month period ended December 31, 2023, was 1.9 times, down from 3.6 times one year earlier. A decrease in income before borrowing costs and income taxes lowered the ratio by 0.9 and an increase in borrowing costs lowered the ratio by 0.8. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2023, was 5.6 times, down from 7.8 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.6 and an increase of $425 million in net interest costs decreased the ratio by 2.8.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the twelve-month period ended December 31, 2023, is presented for illustrative purposes in evaluating our target guideline.

For the 12-month periods ended December 31	Objective	2023	2022
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures		126%	142%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	77%	95%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended December 31 (millions)	2023	2022
TELUS Corporation Common Share dividends declared	$2,111	$1,899
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(755)	(686)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,356	$1,213

* Free cash flow is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

December 31, 2023 | 23

notes to consolidated financial statements

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended December 31 (millions)	Note	2023	2022
EBITDA	5	$6,431	$6,406
Restructuring and other costs, net of disbursements		206	69
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		(143)	(95)
Effect of lease principal	31(b)	(538)	(495)
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	117	122
Net employee defined benefit plans expense	15	72	101
Employer contributions to employee defined benefit plans		(28)	(44)
Loss from equity accounted investments and other		26	—
Interest paid		(1,196)	(816)
Interest received		23	17
Capital expenditures	5	(2,822)	(3,472)
Free cash flow before income taxes		2,148	1,793
Income taxes paid, net of refunds		(389)	(519)
Free cash flow		1,759	1,274
Add (deduct):
Capital expenditures	5	2,822	3,472
Effect of lease principal		538	495
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in net income neither providing nor using cash		(620)	(430)
Cash provided by operating activities		$4,499	$4,811

24 | December 31, 2023

notes to consolidated financial statements

4	financial instruments

(a)	Risks – overview

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed are set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC [1]	X		X
Contract assets	AC [1]	X
Construction credit facilities advances to real estate joint venture	AC [1]				X
Short-term borrowings	AC [1]		X	X	X
Accounts payable	AC [1]		X	X
Provisions (including restructuring accounts payable)	AC [1]		X	X		X
Long-term debt	AC [1]		X	X	X
Measured at fair value
Cash and temporary investments	FVTPL [2]	X		X	X
Long-term investments (not subject to significant influence) [3]	FVTPL/ FVOCI [3]			X		X
Foreign exchange derivatives [4]	FVTPL [2]	X	X	X
Virtual power purchase agreements [4]	FVTPL [2]					X

1	For accounting recognition and measurement purposes, classified as amortized cost (AC).
2	For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portions of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.
3	Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured. For accounting recognition and measurement purposes, on an investment-by-investment basis, long-term investments are classified as either fair value through net income or fair value through other comprehensive income (FVOCI).
4	Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, hedge gains/losses are included with the related expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

Derivative financial instruments

We apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or reducing the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk and other price risk is reduced through our use of foreign exchange derivatives that effectively swap floating currency exchange rates for fixed rates. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of this risk management strategy and its application are set out in (i) following.

(b)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at December 31 (millions)	2023	2022
Cash and temporary investments, net	$864	$974
Accounts receivable	4,234	3,887
Contract assets	748	761
Derivative assets	215	333
	$6,061	$5,955

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

December 31, 2023 | 25

notes to consolidated financial statements

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

As at December 31 (millions)		2023			2022
	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$1,077	$(14)	$1,063	$936	$(11)	$925
30-60 days past billing date		550	(14)	536	400	(11)	389
61-90 days past billing date		139	(17)	122	185	(15)	170
More than 90 days past billing date		193	(36)	157	192	(33)	159
Unbilled customer finance receivables		1,630	(36)	1,594	1,509	(39)	1,470
		$3,589	$(117)	$3,472	$3,222	$(109)	$3,113
Current	6(b)	$2,938	$(103)	$2,835	$2,636	$(94)	$2,542
Non-current	20	651	(14)	637	586	(15)	571
		$3,589	$(117)	$3,472	$3,222	$(109)	$3,113

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2023	2022
Balance, beginning of period	$109	$110
Additions (doubtful accounts expense)	110	82
Accounts written off [1] less than recoveries	(109)	(89)
Other	7	6
Balance, end of period	$117	$109

1	For the year ended December 31, 2023, accounts that were written off but were still subject to enforcement activity totalled $180 (2022 – $148).

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when we deem it to be necessary.

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

26 | December 31, 2023

notes to consolidated financial statements

As at December 31 (millions)	2023			2022
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$616	$(21)	$595	$611	$(23)	$588
The 12-month period ending two years hence	259	(9)	250	277	(11)	266
Thereafter	54	(1)	53	55	(1)	54
	$929	$(31)	$898	$943	$(35)	$908

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;
•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(f));
•	maintaining in-effect shelf prospectuses;
•	continuously monitoring forecast and actual cash flows; and
•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(i). As at December 31, 2023, unchanged from December 31, 2022, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus that is in effect until September 2024. We believe that our investment grade credit ratings contribute to reasonable access to capital markets. TELUS International (Cda) Inc. has a Canadian shelf prospectus that is in effect until May 2024 under which an unlimited amount of debt or equity securities could be offered.

December 31, 2023 | 27

notes to consolidated financial statements

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative

			Composite long-term debt
	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
As at December 31, 2023 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2024	$3,126	$111	$4,408	$685	$(1,271)	$1,267	$—	$(572)	$578	$8,332
2025	164	—	2,027	547	(219)	207	1	—	—	2,727
2026	93	—	2,378	416	(215)	206	1	—	—	2,879
2027	152	—	2,383	331	(1,657)	1,653	1	—	—	2,863
2028	43	—	3,388	202	(567)	576	—	—	—	3,642
2029-2033	—	—	10,092	503	(1,702)	1,662	—	—	—	10,555
Thereafter	—	—	12,018	323	(2,778)	2,734	—	—	—	12,297
Total	$3,578	$111	$36,694	$3,007	$(8,409)	$8,305	$3	$(572)	$578	$43,295
			Total (Note 26(i))			$39,597

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2023.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2023. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(d)	Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and certain inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have significant exposure as at the statement of financial position date.

Our currency risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50% to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

	Non-derivative				Derivative

			Composite long-term debt
	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]		Currency swap agreement amounts to be exchanged
As at December 31, 2022 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2023	$3,613	$9	$2,907	$596	$(1,679)	$1,674	$(669)	$648	$7,099
2024	254	105	3,126	537	(201)	193	—	—	4,014
2025	16	—	1,800	379	(599)	586	—	—	2,182
2026	12	—	2,154	273	(165)	162	—	—	2,436
2027	1	—	2,197	218	(1,644)	1,610	—	—	2,382
2028-2032	—	—	9,929	446	(1,785)	1,707	—	—	10,297
Thereafter	—	—	11,551	364	(2,921)	2,805	—	—	11,799
Total	$3,896	$114	$33,664	$2,813	$(8,994)	$8,737	$(669)	$648	$40,209
			Total			$36,220

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2022.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2022. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

28 | December 31, 2023

notes to consolidated financial statements

As discussed further in Note 26(b) and Note 26(f), we are also exposed to currency risk in that the fair values or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes; we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial. As the functional currency of our TELUS International (Cda) Inc. subsidiary is the U.S. dollar, changes in foreign exchange rates affecting its borrowings are reflected as a foreign currency translation adjustment within other comprehensive income.

(e)	Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and, as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of temporary investments or short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facility advances made to the real estate joint venture is not materially affected by changes in market interest rates; the associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debts. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities (Note 26(c)-(d), (f)), is fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)	Other price risks

Virtual power purchase agreements

We have entered into virtual power purchase agreements with renewable energy projects that develop and operate solar and wind power generating facilities as part of our commitment to reduce our carbon footprint. The fair value of the virtual power purchase agreement forward element and the associated future cash flows will vary depending upon actual and estimated changes in the electricity spot price, and the electrical power to be produced in the future under each agreement, referenced in the underlying cash-settled contracts for differences.

Long-term investments

We are exposed to equity price risk arising from investments classified as fair value through other comprehensive income. Such investments are held for strategic purposes rather than for trading.

(g)	Market risks

Net income and other comprehensive income for the years ended December 31, 2023 and 2022, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates have been used in the calculations.

December 31, 2023 | 29

notes to consolidated financial statements

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, was determined using the applicable statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2023	2022	2023	2022	2023	2022
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(6)	$(6)	$110	$19	$104	$13
Canadian dollar depreciates	$6	$6	$(110)	$(19)	$(104)	$(13)
10% change in US$: € exchange rate
U.S. dollar appreciates	$12	$16	$(68)	$(60)	$(56)	$(44)
U.S. dollar depreciates	$(12)	$(16)	$68	$60	$56	$44
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(9)	$(8)	$79	$76	$70	$68
U.S. interest rate	$—	$—	$(72)	$(76)	$(72)	$(76)
Combined	$(9)	$(8)	$7	$—	$(2)	$(8)
Interest rates decrease
Canadian interest rate	$9	$8	$(82)	$(79)	$(73)	$(71)
U.S. interest rate	$—	$—	$75	$79	$75	$79
Combined	$9	$8	$(7)	$—	$2	$8
20 basis point change in wind discount
Wind discount increases	$(43)	$(34)	$—	$—	$(43)	$(34)
Wind discount decreases	$43	$34	$—	$—	$43	$34
20 basis point change in solar premium
Solar premium increases	$26	$25	$—	$—	$26	$25
Solar premium decreases	$(26)	$(25)	$—	$—	$(26)	$(25)

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

(h)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of electrical power are currently estimated using a discounted cash flow approach and are based on industry standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 77% (2022 – 78%) of the electrical power pool price, and solar premium, reflecting 125% (2022 – 125%) of the electrical power pool price.

30 | December 31, 2023

notes to consolidated financial statements

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at December 31 (millions)	2023					2022
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated revenues	HFT [4]	2024	$111	$2	US$1.00: ₱56	2023	$72	$1	US$1.00: ₱55
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2024	$47	—	US$1.00: C$1.31	2023	$397	21	US$1.00: C$1.28
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2024	$118	1	US$1.00: C$1.31	2023	$526	9	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	2027	$45	17	€1.00: US$1.09	2025	$31	26	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2024	$11	2	3.5%	—	$—	—	—
Price risk associated with purchase of electrical power	HFT [4]	2047	$25	14	$30.60/ MWh	2047	$39	26	$29.66/ MWh
				$36				$83
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	—	$—	$—	—	2048	$4,443	$66	US$1.00: C$1.30
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	—	$—	—	—	2025	$454	17	€1.00: US$1.09
Price risk associated with purchase of electrical power	HFT [4]	2047	$672	179	$39.52/ MWh	2047	$683	167	$39.15/ MWh
				$179				$250
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated revenues	HFT [4]	2024	$18	$—	US$1.00: ₱55	2023	$68	$3	US$1.00: ₱55
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2024	$401	7	US$1.00: C$1.34	2023	$111	1	US$1.00: C$1.36
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2024	$943	18	US$1.00: C$1.35	2023	$957	14	US$1.00: C$1.37
				$25				$18

December 31, 2023 | 31

notes to consolidated financial statements

As at December 31 (millions)	2023					2022
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$6,610	$176	US$1.00: C$1.31	2049	$2,329	$24	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	2027	$591	13	€1.00: US$1.09	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2028	$205	2	3.6%	—	$—	—	—
				$191				$24

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

Years ended December 31	2023	2022
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes	$—	$193
Balance, beginning of period	193	—
Balance, end of period	$193	$193

2	Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at December 31, 2023, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $163 (2022 – $123).
7	We designate only the spot element as the hedging item. As at December 31, 2023, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $3 (2022 – $1).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at December 31 (millions)	2023		2022
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$24,735	$23,853	$22,967	$21,000

(i)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

32 | December 31, 2023

notes to consolidated financial statements

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Years ended December 31 (millions)	2023	2022	Location	2023	2022
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases	$(7)	$30	Goods and services purchased	$17	$17
Arising from U.S. dollar-denominated long-term debt [1] Note 26(b)-(c)	(222)	131	Financing costs	(108)	355
Arising from net investment in a foreign operation [2]	(32)	47	Financing costs	7	(12)
	(261)	208		(84)	360
Derivatives used to manage other market risks
Other	(3)	—	Financing costs	(4)	(1)
	$(264)	$208		$(88)	$359

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the year ended December 31, 2023, were $40 (2022 – $70).
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the year ended December 31, 2023, were $2 (2022 – $NIL).

The following table sets out the gains and losses included in financing costs and arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

	Gain (loss) on derivatives recognized in income
Years ended December 31 (millions)	2023	2022
Derivatives used to manage currency risk	$5	$(24)
Unrealized changes in virtual power purchase agreements forward element	$—	$193

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective September 1, 2022, we embarked upon the modification of our internal and external reporting processes, systems and internal controls concurrent with the acquisition and integration of LifeWorks Inc. and correspondingly we are assessing our segmented reporting structure.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

December 31, 2023 | 33

notes to consolidated financial statements

	TELUS technology solutions
Years ended	Mobile		Fixed		Segment total		Digitally-led customer experiences – TELUS International [1]		Eliminations		Total
December 31 (millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Operating revenues
External revenues
Service	$7,059	$6,697	$7,550	$6,582	$14,609	$13,279	$2,899	$2,677	$—	$—	$17,508	$15,956
Equipment	2,158	2,026	339	310	2,497	2,336	—	—	—	—	2,497	2,336
Revenues arising from contracts with customers	$9,217	$8,723	$7,889	$6,892	17,106	15,615	2,899	2,677	—	—	20,005	18,292
Other income (Note 7)					84	120	27	—	—	—	111	120
					17,190	15,735	2,926	2,677	—	—	20,116	18,412
Intersegment revenues					15	17	756	537	(771)	(554)	—	—
					$17,205	$15,752	$3,682	$3,214	$(771)	$(554)	$20,116	$18,412
EBITDA [2]					$5,722	$5,697	$709	$709	$—	$—	$6,431	$6,406
Restructuring and other costs included in EBITDA (Note 16)					652	180	65	60	—	—	717	240
Equity (income) loss related to real estate joint venture					1	(3)	—	—	—	—	1	(3)
Adjusted EBITDA [2]					$6,375	$5,874	$774	$769	$—	$—	$7,149	$6,643
Capital expenditures [3]					$2,697	$3,337	$125	$135	$—	$—	$2,822	$3,472
Adjusted EBITDA less capital expenditures [2]					$3,678	$2,537	$649	$634	$—	$—	$4,327	$3,171
					Operating revenues – external and other income (above)						$20,116	$18,412
					Goods and services purchased						7,537	7,107
					Employee benefits expense						6,148	4,899
					EBITDA (above)						6,431	6,406
					Depreciation						2,514	2,226
					Amortization of intangible assets						1,555	1,226
					Operating income						2,362	2,954
					Financing costs						1,273	632
					Income before income taxes						$1,089	$2,322

1	The digitally-led customer experiences – TELUS International segment is comprised of our consolidated TELUS International (Cda) Inc. subsidiary. All of our other international operations are included in the TELUS technology solutions segment.
2	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS-IASB and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures, because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.
3	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

34 | December 31, 2023

notes to consolidated financial statements

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location in which the goods and/or services are provided; for the year ended December 31, 2023, we attributed approximately $3.8 billion (2022 – $3.1 billion) of our revenues to countries other than Canada (our country of domicile). We do not have significant amounts of property, plant and equipment located outside of Canada. As at December 31, 2023, on a historical cost basis, we had approximately $3.2 billion (2022 – $2.7 billion) and approximately $3.8 billion (2022 – $3.0 billion) of intangible assets and goodwill, respectively, located outside of Canada.

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at December 31 (millions)	2023	2022
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,576	$2,539
During the 12-month period ending two years hence	1,022	1,034
Thereafter	107	81
	$3,705	$3,654

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS-IASB requires the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at December 31 (millions)	Note	2023	2022
Customer accounts receivable		$2,938	$2,636
Accrued receivables – customer		480	468
Allowance for doubtful accounts	4(b)	(103)	(94)
		3,315	3,010
Accrued receivables – other		282	306
Accounts receivable – current		$3,597	$3,316

(c)	Contract assets

Years ended December 31 (millions)	Note	2023	2022
Balance, beginning of period		$908	$877
Net additions arising from operations		1,531	1,483
Amounts billed in the period and thus reclassified to accounts receivable		(1,550)	(1,456)
Change in impairment allowance, net	4(b)	4	1
Other		5	3
Balance, end of period		$898	$908
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$595	$588
The 12-month period ending two years hence		250	266
Thereafter		53	54
Balance, end of period		$898	$908

December 31, 2023 | 35

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2023	2022
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$595	$588
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(13)	(14)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(137)	(133)
		$445	$441

7	other income

Years ended December 31 (millions)	Note	2023	2022
Government assistance		$13	$6
Other sublet revenue	19	5	5
Investment income (loss), gain (loss) on disposal of assets and other		19	27
Interest income	21(a)	6	4
Changes in provisions related to business combinations	25	68	78
		$111	$120

We receive government assistance, as defined by IFRS-IASB, from a number of sources and, if not in respect of capital, we generally include such amounts received in Other income. We recognize such amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred.

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2023, we recorded $3 million (2022 – $5 million).

8	employee benefits expense

Years ended December 31 (millions)	Note	2023	2022
Employee benefits expense – gross
Wages and salaries		$5,763	$4,800
Share-based compensation [1]	14	172	194
Pensions – defined benefit [2]	15(a)	62	101
Pensions – defined contribution	15(f)	130	120
Restructuring costs [1]	16(a)	440	81
Employee health and other benefits		284	257
		6,851	5,553
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(91)	(92)
Amortized		93	83
Contract fulfilment costs	20
Capitalized		(24)	(11)
Amortized		4	2
Property, plant and equipment		(366)	(379)
Intangible assets subject to amortization		(319)	(257)
		(703)	(654)
		$6,148	$4,899

1	For the year ended December 31, 2023, $(1) (2022 – $7) of share-based compensation in the digitally-led customer experiences segment was included in restructuring costs.
2	For the year ended December 31, 2023, $10 (2022 – $NIL) of defined benefit pension expense for the TELUS technology solutions segment was included in restructuring and other costs.

36 | December 31, 2023

notes to consolidated financial statements

9	financing costs

Years ended December 31 (millions)	Note	2023	2022
Interest expense
Long-term debt, excluding lease liabilities – gross		$1,081	$779
Long-term debt, excluding lease liabilities – capitalized [1]	18	(6)	(30)
Long-term debt, excluding lease liabilities		1,075	749
Lease liabilities	19	133	74
Short-term borrowings and other		48	16
Accretion on provisions	25	30	20
		1,286	859
Employee defined benefit plans net interest	15	7	8
Foreign exchange		3	(25)
Unrealized changes in virtual power purchase agreements forward element		—	(193)
		1,296	649
Interest income		(23)	(17)
		$1,273	$632
Net interest cost	3	$1,272	$847
Interest expense on long-term debt, excluding lease liabilities – capitalized [1]		(6)	(30)
Employee defined benefit plans net interest		7	8
Unrealized changes in virtual power purchase agreements forward element		—	(193)
		$1,273	$632

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 3.10% was capitalized to intangible assets with indefinite lives during the period.

10	income taxes

(a)	Expense composition and rate reconciliation

Years ended December 31 (millions)	2023	2022
Current income tax expense
For the current reporting period	$402	$584
Adjustments recognized in the current period for income taxes of prior periods	(40)	(11)
	362	573
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(136)	9
Adjustments recognized in the current period for income taxes of prior periods	(4)	22
	(140)	31
	$222	$604

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2023		2022
Income taxes computed at applicable statutory rates	$255	23.5%	$595	25.6%
Adjustments recognized in the current period for income taxes of prior periods	(44)	(4.0)	11	0.5
(Non-taxable) non-deductible amounts, net	(19)	(1.7)	1	0.1
Withholding and other taxes	24	2.1	31	1.3
Foreign tax differential	(13)	(1.3)	(39)	(1.7)
Other	19	1.7	5	0.2
Income tax expense per Consolidated statements of income and other comprehensive income	$222	20.3%	$604	26.0%

December 31, 2023 | 37

notes to consolidated financial statements

(b)	Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

Our estimates of the temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the Consolidated statements of income and other comprehensive income and the Consolidated statements of changes in owners’ equity are set out in the following table.

Temporary differences arise from the carrying value of investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the differences and it is probable that they will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. We are in a position to control the timing and manner of the reversal of the temporary differences in respect of our non-Canadian subsidiaries, and it is probable that such differences will not reverse in the foreseeable future.

(millions)	Property, plant and equipment (owned) and intangible assets subject to amortization	Intangible assets with indefinite lives	Property, plant and equipment (leased), net of lease liabilities	Contract assets and liabilities	Net pension amounts	Provisions not currently deductible	Losses available to be carried forward [1]	Share-based compensation amounts and other	Net deferred income tax liability
Balance as at January 1, 2022	$2,447	$1,751	$(33)	$195	$(60)	$(174)	$(108)	$(8)	$4,010
Deferred income tax expense recognized in Net income	(14)	105	1	(90)	(19)	28	(29)	49	31
Other comprehensive income	—	—	—	—	45	—	—	(50)	(5)
Deferred income taxes charged directly to owners’ equity and other (Note 18(c))	413	—	—	—	—	(4)	(7)	(2)	400
Balance as at December 31, 2022	2,846	1,856	(32)	105	(34)	(150)	(144)	(11)	4,436
Deferred income tax expense recognized in Net income	(237)	89	75	21	(16)	(52)	(37)	17	(140)
Other comprehensive income	—	—	—	—	—	—	—	(40)	(40)
Deferred income taxes charged directly to owners’ equity and other (Note 18(b))	121	—	—	—	—	(2)	(21)	(2)	96
Balance as at December 31, 2023	$2,730	$1,945	$43	$126	$(50)	$(204)	$(202)	$(36)	$4,352

1	We expect to be able to utilize our non-capital losses prior to expiry.

(c)	Other

We conduct research and development activities, which may be eligible to earn Investment Tax Credits. During the year ended December 31, 2023, we recorded Investment Tax Credits of $25 million (2022 – $11 million). Of this amount, $19 million (2022 – $9 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of goods and services purchased.

38 | December 31, 2023

notes to consolidated financial statements

11	other comprehensive income

									Item never		Item never
									reclassified		reclassified
	Items that may subsequently be reclassified to income								to income		to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(i))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in
		Prior period			Prior period			foreign	measurement	Accumulated	Employee
	Gains	(gains) losses		Gains	(gains) losses			currency	of investment	other	defined benefit	Other
	(losses)	transferred to		(losses)	transferred to			translation	financial	comprehensive	plan	comprehensive
(millions)	arising	net income	Total	arising	net income	Total	Total	adjustment	assets	income	re-measurements	income
Balance as at January 1, 2022			$81			$(3)	$78	$25	$83	$186
Other comprehensive income (loss)
Amount arising	$208	$(360)	(152)	$—	$1	1	(151)	41	7	(103)	$177	$74
Income taxes	$12	$(63)	(51)	$—	$1	1	(50)	—	—	(50)	45	(5)
Net			(101)			—	(101)	41	7	(53)	$132	$79
Balance as at December 31, 2022			(20)			(3)	(23)	66	90	133
Other comprehensive income (loss)
Amount arising	$(261)	$84	(177)	$(3)	$4	1	(176)	(30)	(13)	(219)	$1	$(218)
Income taxes	$(53)	$14	(39)	$(1)	$1	—	(39)	—	(1)	(40)	—	(40)
Net			(138)			1	(137)	(30)	(12)	(179)	$1	$(178)
Balance as at December 31, 2023			$(158)			$(2)	$(160)	$36	$78	$(46)
Attributable to:
Common Shares										$(44)
Non-controlling interests										(2)
										$(46)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31 (millions)	2023	2022
Basic total weighted average number of Common Shares outstanding	1,451	1,396
Effect of dilutive securities – Restricted share units	6	7
Diluted total weighted average number of Common Shares outstanding	1,457	1,403

For the years ended December 31, 2023 and 2022, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the year ended December 31, 2023, less than 1 million (2022 – NIL) TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

December 31, 2023 | 39

notes to consolidated financial statements

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Years ended December 31 (millions except per share amounts)
	Declared		Paid to
TELUS Corporation Common Share dividends	Effective	Per share	shareholders	Total
2023
Quarter 1 dividend	Mar. 10, 2023	$0.3511	Apr. 3, 2023	$506
Quarter 2 dividend	June 8, 2023	0.3636	July 4, 2023	526
Quarter 3 dividend	Sep. 8, 2023	0.3636	Oct. 3, 2023	529
Quarter 4 dividend	Dec. 11, 2023	0.3761	Jan. 2, 2024	550
		$1.4544		$2,111
2022
Quarter 1 dividend	Mar. 11, 2022	$0.3274	Apr. 1, 2022	$450
Quarter 2 dividend	June 10, 2022	0.3386	July 4, 2022	467
Quarter 3 dividend	Sep. 9, 2022	0.3386	Oct. 3, 2022	480
Quarter 4 dividend	Dec. 9, 2022	0.3511	Jan. 3, 2023	502
		$1.3557		$1,899

On February 8, 2024, the Board of Directors declared a quarterly dividend of $0.3761 per share on issued and outstanding TELUS Corporation Common Shares payable on April 1, 2024, to holders of record at the close of business on March 11, 2024. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on March 11, 2024.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the year ended December 31, 2023, of $702 million (2022 – $639 million) were to be reinvested in TELUS Corporation Common Shares.

40 | December 31, 2023

notes to consolidated financial statements

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the share-based compensation amounts set out in the accompanying table.

Years ended December 31 (millions)		2023			2022
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted share units	(b)	$127	$(9)	$118	$158	$(25)	$133
Employee share purchase plan	(c)	43	(43)	—	45	(45)	—
Share option awards	(d)	1	(2)	(1)	(2)	(9)	(11)
		$171	$(54)	$117	$201	$(79)	$122
TELUS technology solutions		$144	$(45)	$99	$168	$(53)	$115
Digitally-led customer experiences		27	(9)	18	33	(26)	7
		$171	$(54)	$117	$201	$(79)	$122

1	Within employee benefits expense (see Note 8) for the year ended December 31, 2023, restricted share units expense of $128 (2022 – $151) is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the digitally-led customer experiences segment.

(b)	Restricted share units

General

We use restricted share units as a form of retention and incentive compensation. Each restricted share unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. Notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding equity shares at the grant date, other than for the notional subset of our restricted share units affected by the relative total shareholder return performance condition (for which a grant-date fair value is determined using a Monte Carlo simulation). Restricted share units generally become payable when vesting is complete; TELUS Corporation restricted share units typically vest over a period of 33 months (the requisite service period) and TELUS International (Cda) Inc. restricted share units typically vest over a period of 48 months (the requisite service period). The vesting method of restricted share units, which is determined on or before the date of grant, may be either cliff or graded; the majority of TELUS Corporation restricted share units outstanding are cliff-vesting and the majority of TELUS International (Cda) Inc. restricted share units outstanding are graded-vesting. Accounting for restricted share units, either as equity instruments or as liability instruments, is based upon the expected manner of their settlement when they are granted. Grants of TELUS Corporation restricted share units prior to fiscal 2019, and grants of TELUS International (Cda) Inc. restricted share units prior to fiscal 2021, were accounted for as liability instruments, as the associated obligations were normally expected to be cash-settled when granted.

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. Reflecting a variable payout, we estimate the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition using a Monte Carlo simulation. Grants of restricted share units in 2023 and 2022 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

December 31, 2023 | 41

notes to consolidated financial statements

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

As at December 31	2023	2022
Restricted share units without market performance conditions
Restricted share units with service conditions only	5,769,038	5,224,220
Notional subset affected by non-market performance conditions	429,281	357,263
	6,198,319	5,581,483
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,191,563	1,071,789
Number of non-vested restricted share units	7,389,882	6,653,272

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	Number of restricted share units [1]		Weighted average grant-date
	Non-vested	Vested	fair value
Outstanding, January 1, 2022
Non-vested	5,848,469	—	$25.67
Vested	—	49,138	$25.63
Granted
Initial award	3,033,255	—	$31.31
In lieu of dividends	340,259	2,251	$29.54
Variable payout related	48,266	—	$25.79
Vested	(3,285,325)	3,285,325	$22.68
Settled
In equity	—	(3,054,488)	$25.60
In cash	—	(246,407)	$26.27
Forfeited	(403,441)	—	$27.32
Outstanding, December 31, 2022
Non-vested	5,581,483	—	$30.62
Vested	—	35,819	$27.00
Granted
Initial award	3,806,458	—	$27.07
In lieu of dividends	459,742	2,049	$24.98
Variable payout related	29,244	—	$25.97
Vested	(3,090,935)	3,090,935	$26.41
Settled
In equity	—	(2,927,106)	$26.35
In cash	—	(169,176)	$27.19
Forfeited	(587,673)	—	$28.37
Outstanding, December 31, 2023
Non-vested	6,198,319	—	$28.68
Vested	—	32,521	$28.97

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions. Grants of restricted share units in 2023 and 2022 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

42 | December 31, 2023

notes to consolidated financial statements

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

	Number of restricted share units		Weighted average grant-date
	Non-vested	Vested	fair value
Outstanding, January 1, 2022	1,850,807	—	US$	21.94
Granted – initial award	821,223	59,512	US$	26.41
Vested	(798,373)	798,373	US$	16.63
Settled
In equity	—	(360,044)	US$	27.84
In cash	—	(497,841)	US$	10.06
Forfeited	(267,836)	—	US$	21.32
Outstanding, December 31, 2022	1,605,821	—	US$	27.10
Granted – initial award	1,567,809	770,043	US$	15.34
Vested	(423,501)	423,501	US$	26.49
Settled in equity	—	(1,193,544)	US$	17.01
Forfeited	(134,383)	—	US$	23.80
Outstanding, December 31, 2023	2,615,746	—	US$	21.36

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the year ended December 31, 2023, of $53 million (2022 – $47 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

General

We use share option awards as a form of retention and incentive compensation. We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period). The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all TELUS Corporation share option awards granted subsequent to 2004 have been cliff-vesting.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares in respect of TELUS Corporation share options and the average historical volatility in the prices of a peer group’s shares, and in the price of TELUS International (Cda) Inc.’s shares in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Years ended December 31	2023		2022
	Number of share options	Weighted average share option price [1]	Number of share options	Weighted average share option price
Outstanding, beginning of period	2,755,300	$22.05	3,050,300	$22.04
Exercised [2]	(774,899)	$21.35	—	$—
Forfeited	(201,500)	$22.11	(295,000)	$21.93
Outstanding, end of period	1,778,901	$22.35	2,755,300	$22.05
Exercisable, end of period	1,518,901	$21.73	—	$—

1	The weighted average remaining contractual life is 3.3 years.
2	For the year ended December 31, 2023, the weighted average price at the dates of exercise was $24.67.

December 31, 2023 | 43

notes to consolidated financial statements

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to appreciation in the TELUS International (Cda) Inc. subordinate voting share price. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Years ended December 31	2023			2022
	Number of share options	Weighted average share option price [1]		Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,677,297	US$	10.27	3,180,767	US$	9.86
Exercised [2]	(124,337)	US$	8.46	(293,860)	US$	8.46
Forfeited	(16,177)	US$	5.77	(209,610)	US$	6.59
Outstanding, end of period	2,536,783	US$	10.39	2,677,297	US$	10.27
Exercisable, end of period	2,316,683	US$	9.00	2,210,126	US$	8.23

1	For 2,096,582 share options, the range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 3.0 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 7.2 years.
2	For the year ended December 31, 2023, the weighted average exercise price at the date of exercise was US$14.81 (2022 – US$23.75).

44 | December 31, 2023

notes to consolidated financial statements

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements relating to defined benefit pension plans

Years ended December 31		2023			2022
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(75)		$—	$(111)
Benefits earned for past service		—	(10)		—	(3)
Employees’ contributions		17	—		18	—
Administrative fees		(4)	—		(5)	—
		13	(85)	$(72)	13	(114)	$(101)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		439	(399)		296	(299)
Interest effect on asset ceiling limit		(47)	—		(5)	—
		392	(399)	(7)	291	(299)	(8)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(79)			(109)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		377	(46)		(1,197)	(141)
Changes in plan financial assumptions		—	(383)		—	2,242
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		51	—		(734)	—
		428	(429)	(1)	(1,931)	2,101	170
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				(80)			61
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		28	—	28	44	—	44
BENEFITS PAID BY PLANS		(499)	499	—	(474)	474	—
EFFECTS OF BUSINESS ACQUISITION		—	—	—	4	(4)	—
PLAN ACCOUNT BALANCES [5]
Change in period		362	(414)	(52)	(2,053)	2,158	105
Balance, beginning of period		7,990	(8,075)	(85)	10,043	(10,233)	(190)
Balance, end of period		$8,352	$(8,489)	$(137)	$7,990	$(8,075)	$(85)
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued	20	$7,519	$(7,203)	$316	$7,185	$(6,878)	$307
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded		833	(1,068)	(235)	805	(996)	(191)
Unfunded		—	(218)	(218)	—	(201)	(201)
	27	833	(1,286)	(453)	805	(1,197)	(392)
		$8,352	$(8,489)	$(137)	$7,990	$(8,075)	$(85)
PBSR SOLVENCY POSITION [6]
Pension plans that have plan assets in excess of defined benefit obligations accrued				$1,910			$1,698
Funded pension plans that have defined benefit obligations accrued in excess of plan assets				—			—
				$1,910			$1,698
DEFINED BENEFIT OBLIGATIONS ACCRUED OWED TO:
Active members			$(1,815)			$(1,652)
Deferred members			(382)			(350)
Pensioners			(6,292)			(6,073)
			$(8,489)			$(8,075)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.

December 31, 2023 | 45

notes to consolidated financial statements

2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.

3	Excluding income taxes.

4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.

5	The measurement date used to determine the plan assets and defined benefit obligations accrued was December 31.

6	The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (e)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (e)); as a result, the PBSR solvency positions in this table as at December 31, 2023 and 2022, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2022, was a net surplus of $1,605.

Interim estimated solvency ratios as at December 31, 2023, ranged from 117% to 131% (2022 – updated estimate is 115% to 129%; interim estimate was 117% to 126%) and the estimated three-year average solvency ratios, adjusted as required by the PBSR, ranged from 112% to 126% (2022 – updated estimate is 102% to 118%; interim estimate was 104% to 118%).

The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses) to measure the solvency valuation assets. Although the defined benefit obligations accrued and the solvency valuation liabilities are calculated similarly, the assumptions used for each differ, primarily in respect of retirement ages and discount rates, and the solvency valuation liabilities, due to the required assumption that each plan is terminated on the valuation date, do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the defined benefit obligations accrued, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 4.7% (2022 – 4.9%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $207 decrease in the PBSR solvency position as at December 31, 2023 (2022 – $182); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

(b)	Pension plans and other defined benefit plans – overview

We have a number of defined benefit and defined contribution plans that provide pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2023 and 2022, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect developments in our corporate history.

46 | December 31, 2023

notes to consolidated financial statements

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total defined benefit obligation accrued. The plan contains a supplemental benefit account that may provide indexation of up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years of remuneration in the last ten consecutive years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan, which with certain limited exceptions ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total defined benefit obligation accrued, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total defined benefit obligation accrued. The plan has no indexation and pensionable remuneration is determined by the average of the best four years of remuneration.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration. The plan comprises less than one-tenth of our total defined benefit obligation accrued.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the pension benefit earned once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. These plans comprise less than 5% of our total defined benefit obligation accrued.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan, and we are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2023 and 2022, our contributions comprised a significant proportion of the employer contributions to this union pension plan; similarly, our active and retired employees represented a significant proportion of the plan participants.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We primarily offer and sponsor three defined contribution pension plans, which are contributory, that are available to our non-unionized and certain of our unionized employees. For the years ended December 31, 2023 and 2022, employees could generally choose to contribute to the plans at a rate of between 3% and 10% of their pensionable earnings; generally, we match 100% of contributions of employees up to 5% of their pensionable earnings and 80% of contributions of employees between 5% and 6% of their pensionable earnings. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution savings plan.

Other defined benefit plans

Other defined benefit plans, all of which are non-contributory and, as at December 31, 2023 and 2022, non-funded, included a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

December 31, 2023 | 47

notes to consolidated financial statements

(c)	Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. The SIP&P guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative financial instruments to facilitate investment operations and to manage risk, provided that no short position is taken and no guidelines and limits established in the SIP&P are violated. Internally and externally managed funds are not permitted to invest directly in our securities or those of our subsidiaries.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20% – 30% of total plan assets) of the plans’ investments in equity securities is allocated to foreign equity securities, with the intent of further diversifying plan assets. Investments in debt securities may include a meaningful allocation to mortgages, with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities may also include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2023, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 12.0 years (2022 – 11.4 years). Compensation for liquidity issues that may otherwise have arisen from the mismatching of plan assets and benefit obligations is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

48 | December 31, 2023

notes to consolidated financial statements

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, target asset allocations and actual asset allocations, in aggregate, is as set out in the following table:

						Fair value measurements at reporting date using
As at December 31 ($ in millions)	2024	2023		2022		Quoted prices in active markets for identical items		Other
	Target allocation of plan assets	Total	Percentage of plan assets at end of year	Total	Percentage of plan assets at end of year	2023	2022	2023	2022
Asset class
Equity securities	25-55%		38%		40%
Canadian		$832		$841		$634	$708	$198	$133
Foreign		2,671		2,707		582	500	2,089	2,207
Debt securities	40-75%		49%		47%
Issued by national, provincial or local governments		2,649		2,210		2,484	2,056	165	154
Corporate debt securities		1,060		1,081		—	—	1,060	1,081
Asset-backed securities		3		4		—	—	3	4
Commercial mortgages		878		865		—	—	878	865
Cash, cash equivalents and other	0-15%	269	3%	270	3%	12	2	257	268
Real estate	10-30%	904	10%	930	10%	—	—	904	930
		9,266		8,908		$3,712	$3,266	$5,554	$5,642
Effect of asset ceiling limit
Beginning of year		(918)		(179)
Interest effect on asset ceiling limit		(47)		(5)
Change in the effect of limiting net defined benefit assets to the asset ceiling		51		(734)
End of year		(914)		(918)
		$8,352		$7,990

As at December 31, 2023, pension benefit trusts that we administered held no TELUS Corporation Common Shares and no TELUS International (Cda) Inc. subordinate voting shares, nor held debt of TELUS Corporation (see (c) – Allowable and prohibited investment types). As at December 31, 2023 and 2022, pension benefit trusts that we administered did not lease real estate to us.

(d)	Assumptions

As referred to in Note 1(b), management is required to make significant estimates related to certain actuarial and economic assumptions that are used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets. These significant estimates are of a long-term nature, consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2023 and 2022, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s defined benefit obligations accrued, is based upon the yield on long-term, high-quality, fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

December 31, 2023 | 49

notes to consolidated financial statements

The significant weighted average actuarial assumptions arising from these estimates and used to determine our defined benefit obligations accrued are as follows:

	2023	2022
Mortality assumptions used to determine defined benefit obligations accrued as at December 31
Life expectancy at 65 for a member currently at age 65 (years)	24.2	24.2
Discount rate [1] used to determine:
Net benefit costs for the year ended December 31	5.05%	2.95%
Defined benefit obligations accrued as at December 31	4.65%	5.05%
Current service cost in subsequent fiscal year	4.65%	5.05%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%
Defined benefit obligations accrued as at December 31	3.00%	3.00%

1	The discount rate disclosed in this table reflects the computation of an average discount rate that replicates the estimated timing of the obligation cash flows.

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

Years ended, or as at, December 31	2023		2022
Increase (decrease) (millions)	Change in obligations	Change in expenses	Change in obligations	Change in expenses
Sensitivity of key demographic assumptions to an increase of one year [1] in life expectancy	$238	$8	$213	$11
Sensitivity of key financial assumptions to a decrease of 25 basis points [1] in:
Discount rate	$256	$10	$238	$16
Rate of future increases in compensation	$(23)	$(2)	$(20)	$(3)

1	These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of obligations and expenses (both employee benefit expense and financing cost). Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in an assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligations or change in expenses is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, an increase in the discount rate may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(e)	Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that current service costs be funded, and that both going-concern and solvency valuations be performed on a specified periodic basis.

•	Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities on a projected benefit basis.
•	As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency valuation liabilities (determined on the basis that the plan is terminated on the valuation date) in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation utilizing average solvency ratios for funding purposes, our funding may include the provision of letters of credit. As at December 31, 2023, undrawn letters of credit in the amount of $NIL (2022 – $49 million) secured certain obligations of the defined benefit pension plans.

Our best estimate of fiscal 2024 employer contributions to our defined benefit plans is approximately $10 million for registered defined benefit pension plans. This estimate is based upon the mid-year 2023 annual funding valuations that were prepared by actuaries using December 31, 2022, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2024.

50 | December 31, 2023

notes to consolidated financial statements

Future benefit payments

Estimated future benefit payments from our funded and unfunded defined benefit pension plans, calculated as at December 31, 2023, are as follows:

Years ending December 31 (millions)	Funded	Unfunded	Total
2024	$477	$12	$489
2025	489	12	501
2026	496	13	509
2027	501	13	514
2028	507	13	520
2029 - 2033	2,613	74	2,687

(f)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2023	2022
Union pension plan and public service pension plan contributions	$17	$19
Other defined contribution pension plans	113	101
	$130	$120

We expect that our 2024 union pension plan and public service pension plan contributions will total approximately $14 million.

(g)	Other defined benefit plans

For the year ended December 31, 2023, other defined benefit plan current service cost was $10 million (2022 – $9 million) and employee defined benefit plan remeasurements in other comprehensive income were $(2) million (2022 – $NIL). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2023, are $1 million annually for the five-year period from 2024 to 2028 and $4 million for the five-year period from 2029 to 2033.

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the accompanying table.

Years ended December 31 (millions)	2023	2022
Restructuring [1] (b)
Goods and services purchased	$178	$118
Employee benefits expense	440	81
	618	199
Other (c)
Goods and services purchased	12	41
Employee benefits expense	87	—
	99	41
Total
Goods and services purchased	190	159
Employee benefits expense	527	81
	$717	$240

1	For the year ended December 31, 2023, excludes real estate rationalization-related restructuring impairments of property, plant and equipment of $73 (2022 – $9) which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2023, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the year ended December 31, 2023, incremental external costs were incurred in connection with business acquisitions and collective bargaining activities. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs. Employee benefits expense is in respect of lump sum payments to substantially all of our existing unionized members of Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), for the ratification of the new collective agreement, as discussed in Note 29(c), and a lump sum past service cost defined benefit pension payment made in connection with collective commitments.

December 31, 2023 | 51

notes to consolidated financial statements

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
Balance as at January 1, 2022		$34,510	$3,537	$1,525	$75	$771	$40,418	$594	$1,694	$99	$2,387	$42,805
Additions [1]		770	34	62	8	1,379	2,253	519	290	31	840	3,093
Additions arising from business acquisitions		1	50	22	—	—	73	—	129	—	129	202
Assets under construction put into service		1,088	156	91	—	(1,335)	—	—	—	—	—	—
Transfers		223	—	55	—	—	278	(278)	—	—	(278)	—
Dispositions, retirements and other		(559)	(38)	4	—	—	(593)	—	(35)	(8)	(43)	(636)
Net foreign exchange differences		3	7	13	—	—	23	—	17	—	17	40
Balance as at December 31, 2022		36,036	3,746	1,772	83	815	42,452	835	2,095	122	3,052	45,504
Additions [1]		1,006	29	62	—	803	1,900	473	289	19	781	2,681
Additions arising from business acquisitions	18(b)	36	13	3	—	—	52	—	28	—	28	80
Assets under construction put into service		625	175	126	1	(927)	—	—	—	—	—	—
Dispositions, retirements and other		(547)	(129)	(113)	(1)	—	(790)	—	(15)	(25)	(40)	(830)
Net foreign exchange differences		(2)	(4)	(8)	—	(2)	(16)	—	(11)	—	(11)	(27)
Balance as at December 31, 2023		$37,154	$3,830	$1,842	$83	$689	$43,598	$1,308	$2,386	$116	$3,810	$47,408
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022		$23,070	$2,207	$938	$—	$—	$26,215	$64	$566	$34	$664	$26,879
Depreciation [2]		1,552	143	201	—	—	1,896	75	236	19	330	2,226
Transfers		54	—	35	—	—	89	(89)	—	—	(89)	—
Dispositions, retirements and other		(566)	(31)	(86)	—	—	(683)	—	(13)	(6)	(19)	(702)
Net foreign exchange differences		2	3	6	—	—	11	—	6	—	6	17
Balance as at December 31, 2022		24,112	2,322	1,094	—	—	27,528	50	795	47	892	28,420
Depreciation [2]		1,671	195	216	—	—	2,082	122	291	19	432	2,514
Dispositions, retirements and other		(528)	(113)	(81)	—	—	(722)	—	(21)	(18)	(39)	(761)
Net foreign exchange differences		(1)	—	(3)	—	—	(4)	—	(9)	—	(9)	(13)
Balance as at December 31, 2023		$25,254	$2,404	$1,226	$—	$—	$28,884	$172	$1,056	$48	$1,276	$30,160
NET BOOK VALUE
Balance as at December 31, 2022		$11,924	$1,424	$678	$83	$815	$14,924	$785	$1,300	$75	$2,160	$17,084
Balance as at December 31, 2023		$11,900	$1,426	$616	$83	$689	$14,714	$1,136	$1,330	$68	$2,534	$17,248

1	For the year ended December 31, 2023, additions include $59 (2022 – $(198)) in respect of asset retirement obligations (see Note 25).
2	For the year ended December 31, 2023, depreciation includes $36 (2022 – $9) in respect of impairment of real estate right-of-use lease assets.

As at December 31, 2023, our contractual commitments for the acquisition of property, plant and equipment totalled $297 million over a period ending December 31, 2027 (2022 – $275 million over a period ending December 31, 2027).

52 | December 31, 2023

notes to consolidated financial statements

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base [1]	Software [1]	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
Balance as at January 1, 2022		$3,028	$6,723	$437	$275	$10,463	$12,185	$22,648	$7,634	$30,282
Additions		—	151	4	866	1,021	—	1,021	—	1,021
Additions arising from business acquisitions	(c)	1,335	381	46	16	1,778	—	1,778	1,794	3,572
Assets under construction put into service		—	622	—	(622)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	66	(358)	1	—	(291)	30	(261)	—	(261)
Net foreign exchange differences		60	3	10	—	73	—	73	67	140
Balance as at December 31, 2022		4,489	7,522	498	535	13,044	12,215	25,259	9,495	34,754
Additions		—	119	5	857	981	29	1,010	—	1,010
Additions arising from business acquisitions	(b)	866	—	131	—	997	—	997	975	1,972
Assets under construction put into service		—	845	17	(862)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	47	(570)	(63)	—	(586)	6	(580)	—	(580)
Net foreign exchange differences		(42)	(1)	(6)	—	(49)	—	(49)	(48)	(97)
Balance as at December 31, 2023		$5,360	$7,915	$582	$530	$14,387	$12,250	$26,637	$10,422	$37,059
ACCUMULATED AMORTIZATION
Balance as at January 1, 2022		$712	$4,279	$172	$—	$5,163	$—	$5,163	$364	$5,527
Amortization		357	802	67	—	1,226	—	1,226	—	1,226
Dispositions, retirements and other		—	(370)	(16)	—	(386)	—	(386)	—	(386)
Net foreign exchange differences		13	2	2	—	17	—	17	—	17
Balance as at December 31, 2022		1,082	4,713	225	—	6,020	—	6,020	364	6,384
Amortization		473	995	87	—	1,555	—	1,555	—	1,555
Dispositions, retirements and other		(18)	(571)	(64)	—	(653)	—	(653)	—	(653)
Net foreign exchange differences		(4)	(1)	(1)	—	(6)	—	(6)	—	(6)
Balance as at December 31, 2023		$1,533	$5,136	$247	$—	$6,916	$—	$6,916	$364	$7,280
NET BOOK VALUE
Balance as at December 31, 2022		$3,407	$2,809	$273	$535	$7,024	$12,215	$19,239	$9,131	$28,370
Balance as at December 31, 2023		$3,827	$2,779	$335	$530	$7,471	$12,250	$19,721	$10,058	$29,779

1	The amounts for customer relationships, software and goodwill arising from business acquisitions for the year ended December 31, 2022, have been adjusted as set out in (c).
2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at December 31, 2023, our contractual commitments for the acquisition of intangible assets totalled $25 million over a period ending December 31, 2026 (2022 – $14 million over a period ending December 31, 2023).

December 31, 2023 | 53

notes to consolidated financial statements

During the year ended December 31, 2023, we acquired AWS-1 and BRS spectrum licences from the previous licensee for $23 million; such transfer of licences has been approved by Innovation, Science and Economic Development Canada.

The Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction occurred during the period from October 24, 2023, through November 24, 2023. We were the successful auction participant for 1,430 spectrum licences with a total purchase price of $620 million. In accordance with the auction terms, 20% ($124 million) was remitted to Innovation, Science and Economic Development Canada on its due date, January 17, 2024, while the remaining balance will be paid on, or before, May 29, 2024. Until such time as Innovation, Science and Economic Development Canada determines that we qualify as a radio communications carrier and comply with the Canadian Ownership and Control rules, we may not commercially use the licences.

(b)	Business acquisitions

WillowTree

On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end-user experiences, such as native mobile applications and unified web interfaces. On January 3, 2023, subsequent to the satisfaction of the closing conditions, WillowTree was acquired through our TELUS International (Cda) Inc. subsidiary and has been consolidated within our digitally-led customer experiences – TELUS International segment.

The acquisition brings key talent and diversity to our segment’s portfolio of next-generation solutions, and further augments its digital consulting and client-centric software development capabilities. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

In respect of the acquired business, we concurrently provided written put options to the remaining selling shareholders for their approximate 14% economic interest, which will be settled subject to certain performance-based criteria and will become exercisable in tranches over a three-year period starting in 2026. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders has been recorded as a provision in the three-month period ended March 31, 2023. The provision may be settled in cash or, at our option, in a combination of cash and up to 70% in TELUS International (Cda) Inc. subordinate voting shares. Concurrent with this acquisition, the non-controlling shareholders provided us with purchased call options, which substantially mirror the written put options.

As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of WillowTree. Upon having sufficient time to review the books and records of WillowTree, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

Individually immaterial transactions

During the year ended December 31, 2023, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

54 | December 31, 2023

notes to consolidated financial statements

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	WillowTree [1]	Individually immaterial transactions [1]	Total
Assets
Current assets
Cash	$7	$6	$13
Accounts receivable [2]	84	14	98
Other	3	2	5
	94	22	116
Non-current assets
Property, plant and equipment
Owned assets	20	32	52
Right-of-use lease assets	27	1	28
Intangible assets subject to amortization [3]	947	50	997
	994	83	1,077
Total identifiable assets acquired	1,088	105	1,193
Liabilities
Current liabilities
Short-term borrowings	—	2	2
Accounts payable and accrued liabilities	50	17	67
Income and other taxes payable	4	1	5
Advance billings and customer deposits	5	2	7
Current maturities of long-term debt	126	1	127
	185	23	208
Non-current liabilities
Long-term debt	22	28	50
Deferred income taxes	94	8	102
	116	36	152
Total liabilities assumed	301	59	360
Net identifiable assets acquired	787	46	833
Goodwill	819	156	975
Net assets acquired	$1,606	$202	$1,808
Acquisition effected by way of:
Cash consideration	$1,169	$133	$1,302
Accounts payable and accrued liabilities	—	1	1
Provisions	266	45	311
Issue of TELUS Corporation Common Shares [4]	—	23	23
Issue of shares by a subsidiary to a non-controlling interest [5]	171	—	171
	$1,606	$202	$1,808

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.
3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 15 years, and other intangible assets are expected to be amortized over a period of 4-10 years.
4	The fair value of TELUS Corporation Common Shares was measured based upon market prices observed at the date of acquisition of control.
5	The fair value of the TELUS International (Cda) Inc. subordinate voting shares was measured based upon market prices observed at the date of acquisition of control.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the 2023 fiscal year.

Year ended December 31, 2023 (millions except per share amounts)	As reported [1]	Pro forma [2]
Operating revenues and other income	$20,116	$20,154
Net income	$867	$872
Net income per Common Share
Basic	$0.58	$0.58
Diluted	$0.58	$0.58

1	Operating revenues and other income and net income (loss) for the year ended December 31, 2023, include $231 and $(127), respectively, in respect of WillowTree. Inclusive of intersegment revenues, WillowTree operating revenues and other income for the year ended December 31, 2023, were $254.
2	Pro forma amounts for the year ended December 31, 2023, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based upon estimates and assumptions that we believe to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the period presented. The pro forma supplemental information includes incremental depreciation of property, plant and equipment, amortization of intangible assets, financing and other charges incurred as a result of the acquisitions, net of the related tax effects.

December 31, 2023 | 55

notes to consolidated financial statements

(c)	Business acquisitions – prior period

In 2022, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2022, purchase price allocations had not been finalized. During the year ended December 31, 2023, the preliminary acquisition-date fair values for accounts receivable, income and other taxes receivable, customer relationships, software, goodwill, accounts payable and accrued liabilities, and deferred income tax liabilities were increased by $19 million, decreased by $19 million, decreased by $118 million, increased by $179 million, decreased by $38 million, increased by $5 million, and increased by $18 million, respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

(d)	Intangible assets with indefinite lives – spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Innovation, Science and Economic Development Canada, which are used for the provision of both mobile and fixed wireless services. The spectrum licence policy terms indicate that the licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these significant factors, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

(e)	Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(f), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and, as referred to in Note 1(b), this test represents a significant estimate for us, while also requiring significant judgments to be made.

The carrying values allocated to the cash-generating units’ intangible assets with indefinite lives and goodwill are set out in the following table.

As at December 31 (millions)	2023	2022
Intangible assets with indefinite lives
TELUS technology solutions	$12,250	$12,215
Goodwill
TELUS technology solutions	7,296	7,137
Digitally-led customer experiences – TELUS International	2,762	1,994
	10,058	9,131
	$22,308	$21,346

The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. Recoverable amounts based on fair value less costs of disposal calculations are categorized as Level 3 fair value measures.

We validate the results of our recoverable amounts calculations through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market value.

Key assumptions

The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both mobile and fixed operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts for use as key assumptions and decide upon amounts that represent management’s best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

56 | December 31, 2023

notes to consolidated financial statements

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2023 annual impairment test purposes, at a consolidated post-tax notional rate of 6.6% (2022 – 6.6%) and 9.8% (2022 – 9.5%) for the TELUS technology solutions and the digitally-led customer experiences – TELUS International cash-generating units, respectively. These cash flow projections incorporate established corporate targets with respect to operational net carbon neutrality, renewable energy, energy efficiency and waste reduction. For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2023 annual impairment test purposes, generally using perpetual growth rates of 1.95% (2022 – 1.95%) and 3.0% (2022 – 3.0%) for the TELUS technology solutions cash-generating unit and the digitally-led customer experiences – TELUS International cash-generating unit, respectively; these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which our calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

19 leases

We have the right of use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including mobile site) purposes typically have options to extend the lease terms, which we use to protect our investments in leasehold improvements (including mobile site equipment) and to mitigate relocation risk, and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and the associated lease liabilities. Our judgment in respect of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, routinely includes periods covered by options to extend the lease terms, as we are reasonably certain that we will choose to extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant portion (approximately one-third) of our mobile site lease payments have consumer price index-based price adjustments and such adjustments will result in future periodic re-measurements of the lease liabilities, with commensurate adjustments to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would represent our current variable lease payments. As well, we routinely and necessarily commit to leases that have not yet commenced.

As mandated by Innovation, Science and Economic Development Canada, telecommunications companies are obligated to allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on equipment they own that is situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of the real estate right-of-use lease assets we use for the purpose of situating telecommunications infrastructure equipment, less than one-fifth have co-location subleases that we, as lessor, account for as operating leases.

Maturity analyses of lease liabilities are set out in Note 4(c) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

Years ended December 31 (millions)	Note	2023	2022
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$17	$18
Other sublet revenue included in other income	7	$5	$5
Lease payments		$671	$571

December 31, 2023 | 57

notes to consolidated financial statements

20 other long-term assets

As at December 31 (millions)	Note	2023	2022
Pension assets	15	$316	$307
Unbilled customer finance receivables	4(b)	637	571
Derivative assets	4(h)	179	250
Deferred income taxes		38	19
Costs incurred to obtain or fulfill contracts with customers		218	154
Real estate joint venture advances	21(a)	94	114
Investments in real estate joint ventures	21(a)	50	1
Investments in associates	21(b)	232	120
Portfolio investments [1]
At fair value through net income		42	21
At fair value through other comprehensive income		502	467
Prepaid maintenance		46	61
Refundable security deposits and other		139	118
		$2,493	$2,203

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

	Costs incurred to
(millions)	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance as at January 1, 2022	$336	$6	$342
Additions	344	13	357
Amortization	(276)	(4)	(280)
Balance as at December 31, 2022	404	15	419
Additions	377	30	407
Amortization	(305)	(6)	(311)
Balance as at December 31, 2023	$476	$39	$515
Current [1]	$289	$8	$297
Non-current	187	31	218
	$476	$39	$515

1	Presented in the Consolidated statements of financial position in prepaid expenses.

21 real estate joint ventures and investments in associates

(a)	Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in TELUS Sky, a residential and commercial real estate redevelopment project in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the LEED Platinum standard for the commercial portion and the Gold standard for the residential portion; activities to obtain LEED certification are underway. During the year ended December 31, 2023, the TELUS Sky real estate joint venture entered into an agreement to sell the income-producing properties and the related net assets to the venture partners; the two arm’s-length parties will purchase the residential parcel and we will purchase the commercial parcel. Timing for the closing of these sales and purchases is dependent upon timing for the subdivision of the parcels, as well as other customary closing conditions.

In 2023, we partnered, as equals, with an arm’s-length party in residential real estate redevelopment projects in Vancouver, British Columbia.

Summarized financial information

Years ended December 31 (millions)	2023	2022
Revenue	$26	$20
Depreciation and amortization [1]	$7	$8
Interest expense	$9	$8
Net income (loss) and comprehensive income (loss) [2]	$(20)	$(16)

1	Depreciation and amortization of the TELUS Sky investment property ceased upon its classification as held for sale.
2	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

58 | December 31, 2023

notes to consolidated financial statements

As at December 31 (millions)	2023	2022
ASSETS
Current assets
Cash and temporary investments, net	$5	$8
Other	29	27
	34	35
Non-current assets
Investment property [1]	326	330
Investment property under development	81	—
Other	10	10
	417	340
	$451	$375
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$8	$18
Construction credit facilities [1]	282	342
	290	360
Owners’ equity
TELUS [2]	108	5
Other partners [3]	53	10
	161	15
	$451	$375

1	Classified as held for sale as at December 31, 2023.
2	The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint ventures.
3	Other partners’ equity is net of $80 (2022 – $NIL) promissory notes issued to the joint ventures by the arm’s-length party in the real estate redevelopment projects in Vancouver, British Columbia.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

(millions)	Loans and receivables [1]	Equity [2]
Balance as at January 1, 2022	$114	$(8)
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(6)
Valuation provision	—	3
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	4	—
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(4)	—
Funds we advanced or contributed, excluding construction credit facilities	—	4
Funds repaid to us and earnings distributed	—	(1)
Balance as at December 31, 2022	114	(8)
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(3)
Valuation provision	—	(2)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	6	—
Reduction in construction credit facility and increase in capital contributed	(20)	20
Our real estate contributed	—	78
Deferred gains on our remaining interests in our real estate contributed	—	(35)
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(6)	—
Funds we advanced or contributed, excluding construction credit facilities	—	4
Funds repaid to us and earnings distributed	—	(4)
Balance as at December 31, 2023	$94	$50

1	Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.

December 31, 2023 | 59

notes to consolidated financial statements

2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at December 31, 2022, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in other long-term liabilities (Note 27).
3	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into lease agreements with the TELUS Sky real estate joint venture. During the year ended December 31, 2023, the TELUS Sky real estate joint venture recognized $9 million (2022 – $8 million) of revenue from our office tenancy; of this amount, as at the statement of financial position date, one-third was due to our economic interest and two-thirds was due to our partners’ economic interests.

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing July 12, 2024 (2022 – July 15, 2023), with Canadian financial institutions and others (as 66-2/3% lenders) and TELUS Corporation (as 33-1/3% lender), that provides $282 million (2022 – $342 million) of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

(b)	Investments in associates

As at December 31, 2023, we had a 43% (2022 – 32%) equity interest in Miovision Technologies Incorporated, an associate that is incorporated in Canada and is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in Miovision Technologies Incorporated and in other individually immaterial associates as at December 31, 2023, totalled $184 million (2022 – $75 million) and $48 million (2022 – $45 million), respectively.

22 short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is currently able to sell an interest in certain trade receivables up to a maximum of $600 million (unchanged from December 31, 2022). The term of this revolving-period securitization agreement ends December 31, 2024 (unchanged from December 31, 2022), and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (unchanged from December 31, 2022) from DBRS Limited or the securitization trust may require that the sale program be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2023, we had sold to the trust (but continued to recognize) trade receivables of $121 million (2022 – $118 million). Short-term borrowings of $100 million (2022 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23 accounts payable and accrued liabilities

As at December 31 (millions)	2023	2022
Accrued liabilities	$1,342	$1,593
Payroll and other employee-related liabilities	674	656
Restricted share units liability	—	1
	2,016	2,250
Trade accounts payable [1]	996	1,382
Interest payable	235	206
Indirect taxes payable and other	144	114
	$3,391	$3,952

1	The composition of trade accounts payable varies due to factors that include suppliers’ invoice timing, data processing cycle timing and the seasonal nature of some of business activities, as well as whether the statement of financial position date is a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.

60 | December 31, 2023

notes to consolidated financial statements

Initiated in 2023, we have a supply chain financing program that allows suppliers of qualifying trade accounts payable to choose to be paid in advance of industry-standard payment terms by an arm’s-length third party; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would otherwise have been due.

24 advance billings and customer deposits

As at December 31 (millions)	2023	2022
Advance billings	$718	$662
Deferred customer activation and connection fees	3	5
Customer deposits	15	12
Contract liabilities	736	679
Other	235	212
	$971	$891

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

Years ended December 31 (millions)	Note	2023	2022
Balance, beginning of period		$914	$870
Revenue deferred in previous period and recognized in current period		(625)	(630)
Net additions arising from operations		678	623
Additions arising from business acquisitions		7	51
Balance, end of period		$974	$914
Current		$886	$826
Non-current	27
Deferred revenues		84	82
Deferred customer activation and connection fees		4	6
		$974	$914
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$886	$826
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)	(137)	(133)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)	(13)	(14)
		$736	$679

December 31, 2023 | 61

notes to consolidated financial statements

25 provisions

(millions)	Asset retirement obligations	Employee- related	Written put options and contingent consideration	Other	Total
Balance as at January 1, 2022	$501	$66	$203	$100	$870
Additions [1]	140	94	30	162	426
Reversals	(21)	(1)	(80)	(16)	(118)
Uses	(10)	(75)	(2)	(100)	(187)
Interest effects [2]	(294)	—	6	—	(288)
Effects of foreign exchange, net	—	—	—	1	1
Balance as at December 31, 2022	316	84	157	147	704
Additions	36	547	288	230	1,101
Reversals	—	(12)	(68)	(8)	(88)
Uses [3]	(10)	(400)	(110)	(180)	(700)
Interest effects [2]	36	—	17	—	53
Effects of foreign exchange, net	—	—	(8)	(1)	(9)
Balance as at December 31, 2023	$378	$219	$276	$188	$1,061
Current	$24	$215	$—	$78	$317
Non-current	354	4	276	110	744
Balance as at December 31, 2023	$378	$219	$276	$188	$1,061

1	For the year ended December 31, 2022, asset retirement obligations included $28 for the removal of specified telecommunications infrastructure equipment as required by Innovation, Science and Economic Development Canada
2	The difference of $23 (2022 – $(308)) between the asset retirement obligation interest effects in this table and the amount disclosed in Note 9 is a result of the change in the discount rates applicable to the provision, with such difference included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17.
3	Written put options and contingent consideration uses include $54 from the issuance of Common Shares.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings, and such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows in respect of the written put options are expected prior to their initial exercisability, and no cash outflows in respect of contingent consideration are expected prior to completion of the periods during which the contingent consideration can be earned; in some instances, settlement of the provision for written put options may include the use of equity instruments.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

62 | December 31, 2023

notes to consolidated financial statements

26 long-term debt

(a)	Details of long-term debt

As at December 31 (millions)	Note	2023	2022
Senior unsecured
TELUS Corporation senior notes	(b)	$20,301	$18,660
TELUS Corporation commercial paper	(c)	1,021	1,458
TELUS Corporation credit facilities	(d)	1,144	1,145
TELUS Communications Inc. debentures	(e)	200	199
Secured
TELUS International (Cda) Inc. credit facility	(f)	1,781	914
Other	(g)	288	321
		24,735	22,697
Lease liabilities	(h)	2,614	2,340
Long-term debt		$27,349	$25,037
Current		$3,994	$2,541
Non-current		23,355	22,496
Long-term debt		$27,349	$25,037

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes issued prior to September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes issued prior to September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

December 31, 2023 | 63

notes to consolidated financial statements

								Principal face amount						Redemption present value spread
Series	Issued	Maturity	Issue price			Effective interest rate [1]		Originally issued			Outstanding at financial statement date			Basis points [2]	Cessation date
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%			$500 million		$	NIL		40	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%			$1.1 billion			$1.1 billion		36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%			$800 million			$800 million		38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%			$600 million			$600 million		53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%			$800 million			$800 million		33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$	991.89		2.89%		US$	600 million		US$	600 million		20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$	998.95		3.71%		US$	500 million		US$	500 million		20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%			$600 million			$600 million		48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%			$600 million			$600 million		37	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%			$1.0 billion			$1.0 billion		43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029		$995.69		5.07%			$350 million			$350 million		46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%			$600 million			$600 million		39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030		$998.85		5.62%			$500 million			$500 million		46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%			$500 million			$500 million		38	July 7, 2030
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031		$997.52		2.88	% [4]		$750 million			$750 million		34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$	997.13		3.43	% [4]	US$	900 million		US$	900 million		25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032		$996.73		5.29	% [4]		$1.1 billion			$1.1 billion		51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033		$998.28		4.97	% [4]		$500 million			$500 million		54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033		$997.82		5.78	% [4]		$850 million			$850 million		52	June 8, 2033
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%			$600 million			$600 million		47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%			$400 million			$400 million		50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044		$987.91	[5]	4.93	% [5]		$500 million	[5]		$900 million	[5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%			$400 million			$400 million		51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%			$500 million			$500 million		60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [6]	March 2048		$998.06	[6]	4.71	% [6]		$325 million	[6]		$475 million	[6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048		US$987.60		4.68%		US$	750 million		US$	750 million		25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049		US$990.48		4.36%		US$	500 million		US$	500 million		25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [7]	February 2050		$997.54	[7]	3.97	% [7]		$400 million	[7]		$800 million	[7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051		$994.70		4.13%			$500 million			$500 million		53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052		$996.13		5.68%			$550 million			$550 million		61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053		$992.67		6.00%			$400 million			$400 million		61.5	Mar. 8, 2053

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.
2	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148 million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ended December 31, 2030, the sustainability-linked notes will bear interest at an increased rate from the trigger date through to their individual maturities. The interest rate on certain of the sustainability-linked notes may also increase (MFN step-up) in certain circumstances if we fail to meet additional sustainability and/or environmental, social or governance targets as may be provided for in a sustainability-linked bond; the interest rate on the sustainability-linked notes, however, in no event can exceed the initial rate by more than the aggregate MFN step-up and trigger event limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any of the sustainability-linked notes and we have not obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the date fixed for redemption, the interest accrued (if any) will be determined using the rates set out in the following table:

64 | December 31, 2023

notes to consolidated financial statements

	Sustainability performance target verification assurance certificate				Redemption
Series	Fiscal year	Trigger date	Post-trigger event interest rate	Aggregate MFN step-up and trigger event limit	interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
6	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.
7	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving $2.75 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2023, we had $1.0 billion (2022 – $1.5 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$0.8 billion; 2022 – US$1.1 billion), with an effective average interest rate of 5.8%, maturing through June 2024.

(d)	TELUS Corporation credit facilities

As at December 31, 2023, TELUS Corporation had an unsecured revolving $2.75 billion bank credit facility, expiring on July 14, 2028 (2022 – April 6, 2026), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

As at December 31, 2023, TELUS Corporation had an unsecured non-revolving $1.1 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. As at December 31, 2023, we had drawn $1.1 billion on the non-revolving bank credit facility, with an effective average interest rate of 6.0% through January 2024.

The TELUS Corporation credit facilities bear interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

Continued access to the TELUS Corporation credit facilities is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2023	2022
Net available	$1,729	$1,292
Backstop of commercial paper	1,021	1,458
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

December 31, 2023 | 65

notes to consolidated financial statements

We had $60 million of letters of credit outstanding as at December 31, 2023 (2022 – $119 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility.

We had arranged $338 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction that was held in October-November 2023, as discussed further in Note 18(a).

(e)	TELUS Communications Inc. debentures

The 8.80% Series B Debentures were issued in the amount of $200 million in September 1995 at a price of $995.10 by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. Interest is payable semi-annually. At any time prior to maturity in September 2025, the debentures are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread of 15 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge, and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and an interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)	TELUS International (Cda) Inc. credit facility

As at December 31, 2023 and 2022, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of revolving components totalling US$800 million, with TELUS Corporation as approximately 7.2% lender, and amortizing term loan components totalling US$1.2 billion, with TELUS Corporation as approximately 7.2% lender. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 7.5% as at December 31, 2023.

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 4.25:1.00 through fiscal 2023, 3.75:1.00 through fiscal 2024, and 3.25:1.00 subsequently; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which require that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

As at December 31 (millions)	2023						2022
	Revolving components		Term loan components [1]		Total		Revolving components		Term loan components [1]		Total
Available [2]	US$	492	US$	—	US$	492	US$	658	US$	600	US$	1,258
Outstanding
Due to other		286		1,072		1,358		132		557		689
Due to TELUS Corporation		22		83		105		10		43		53
	US$	800	US$	1,155	US$	1,955	US$	800	US$	1,200	US$	2,000

1	Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$431 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).
2	Of the amounts available at December 31, 2022, US$525 of the revolving components and US$600 of the term loan components had a condition precedent of consummating the WillowTree acquisition, which occurred on January 3, 2023 (see Note 18(b)).

66 | December 31, 2023

notes to consolidated financial statements

(g)	Other

Other liabilities bear interest at 3.3%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(h)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.7% as at December 31, 2023.

(i)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owing as at December 31, 2023, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt, excluding	Leases		Long-term debt, excluding	Leases	Currency swap agreement amounts to be exchanged			Leases
Years ending December 31 (millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [1]	Pay	Total	(Note 19)	Total
2024	$2,267	$470	$2,737	$1,094	$29	$(1,073)	$1,092	$1,142	$59	$3,938
2025	1,023	364	1,387	74	28	(28)	32	106	52	1,545
2026	1,424	263	1,687	74	29	(28)	32	107	44	1,838
2027	25	215	240	1,529	25	(1,484)	1,491	1,561	32	1,833
2028	1,226	117	1,343	1,501	15	(452)	459	1,523	27	2,893
2029 - 2033	6,279	301	6,580	1,190	37	(1,190)	1,148	1,185	56	7,821
Thereafter	5,561	256	5,817	1,653	—	(1,653)	1,646	1,646	—	7,463
Future cash outflows in respect of composite long-term debt principal repayments	17,805	1,986	19,791	7,115	163	(5,908)	5,900	7,270	270	27,331
Future cash outflows in respect of associated interest and like carrying costs [2]	8,869	436	9,305	2,905	77	(2,501)	2,405	2,886	75	12,266
Undiscounted contractual maturities (Note 4(c))	$26,674	$2,422	$29,096	$10,020	$240	$(8,409)	$8,305	$10,156	$345	$39,597

1	Where applicable, cash flows reflect foreign exchange rates as at December 31, 2023.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2023.

December 31, 2023 | 67

notes to consolidated financial statements

27	other long-term liabilities

As at December 31 (millions)	Note	2023	2022
Contract liabilities	24	$84	$82
Other		2	2
Deferred revenues		86	84
Pension benefit liabilities	15	453	392
Other post-employment benefit liabilities		76	68
Derivative liabilities	4(h)	191	24
Investment in real estate joint ventures	21(a)	—	9
Other		57	53
		863	630
Deferred customer activation and connection fees	24	4	6
		$867	$636

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at December 31	2023	2022
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2023, approximately 119 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 46 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Purchase of TELUS Corporation Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In June 2022, we received approval for a normal course issuer bid to purchase and cancel up to 10 million of our Common Shares (up to a maximum amount of $250 million) from June 6, 2022, to June 5, 2023. During the years ended December 31, 2023 and 2022, we did not purchase or cancel any shares pursuant to normal course issuer bids.

(c)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

Changes in our economic and voting interests during the years ended December 31, 2023 and 2022, and which are reflected in the Consolidated statement of changes in owners’ equity, are set out in the following table.

68 | December 31, 2023

notes to consolidated financial statements

	Economic interest [1]		Voting interest [1]
Years ended December 31	2023	2022	2023	2022
Interest in TELUS International (Cda) Inc., beginning of period	56.6%	55.1%	72.4%	70.9%
Effect of
Issue of TELUS International (Cda) Inc. subordinate voting shares as consideration in business acquisition (Note 18(b))	(1.4)	—	(0.2)	—
TELUS Corporation acquisition of shares from non-controlling interests [2]	0.9	1.6	1.2	1.5
Share-based compensation and other	(0.1)	(0.1)	—	—
Non-controlling interests conversion of multiple voting shares to subordinate voting shares	—	—	12.0	—
Interest in TELUS International (Cda) Inc., end of period	56.0%	56.6%	85.4%	72.4%

1	Due to the voting rights associated with the multiple voting shares held by TELUS Corporation, our economic and voting interests differ.
2	Acquisition of shares from non-controlling interests for $57 million (2022 – $123 million), of which $32 million (2022 – $86 million) was charged to amounts recorded in owners’ equity for contributed surplus and the balance was charged to non-controlling interests.

Summarized financial information

Summarized financial information of our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

As at, or for the years ended, December 31 (millions) [1]	2023	2022
Statement of financial position
Current assets	$1,122	$926
Non-current assets	$5,395	$3,875
Current liabilities	$990	$733
Non-current liabilities	$2,829	$1,581
Statement of income and other comprehensive income
Revenue and other income	$3,682	$3,214
Net income	$72	$235
Comprehensive income	$14	$327
Statement of cash flows
Cash provided by operating activities	$492	$519
Cash used by investing activities	$(1,273)	$(156)
Cash provided (used) by financing activities	$780	$(342)

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

December 31, 2023 | 69

notes to consolidated financial statements

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

70 | December 31, 2023

notes to consolidated financial statements

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2023, we had no liability recorded in respect of our indemnification obligations.

See Note 21(a) for details regarding our guarantees to the real estate joint ventures.

(c)	Concentration of labour

In October 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), to renew the collective agreement that expired on December 31, 2021. In early March 2023, the TWU and ourselves reached a tentative four-year collective agreement which would be subject to ratification by members of the TWU. On March 17, 2023, the TWU and ourselves announced that the ratification process was completed with a majority of the TWU members who cast their ballots voting to accept the tentative agreement. The new collective agreement with the TWU is effective from April 16, 2023, to March 31, 2027, and currently covers less than 4,500 team members nationally.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2023	2022
Short-term benefits	$20	$17
Post-employment pension [1] and other benefits	12	10
Share-based compensation [2]	39	65
	$71	$92

1	The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2023 and 2022 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2023 and 2022 initial awards is included in the amounts in the table above.

December 31, 2023 | 71

notes to consolidated financial statements

Years ended December 31 ($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]
2023
TELUS Corporation
Restricted share units	1,237,272	$34	$36
TELUS International (Cda) Inc.
Restricted share units	353,789	10	10
		$44	$46
2022
TELUS Corporation
Restricted share units	1,007,431	$32	$39
TELUS International (Cda) Inc.
Restricted share units	265,617	9	9
		$41	$48

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options has been determined using an option pricing model.

The amount recorded for liability-accounted restricted share units and share options outstanding as at December 31, 2023, was $NIL (2022 – $1 million).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the years ended December 31, 2023 and 2022, no amounts were paid out in respect of deferred share units accounted for as liabilities and 534,420 (2022 – NIL) deferred share units accounted for as equity, with a weighted average grant-date fair value of $23.56 (2022 – N/A) were settled in equity. As at December 31, 2023 and 2022, no share-based compensation awards accounted for as liabilities were outstanding.

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the year ended December 31, 2023, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $10 million (2022 – $7 million).

(c)	Transactions with real estate joint ventures and associate

During the years ended December 31, 2023 and 2022, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21. As at December 31, 2023, we had recorded lease liabilities of $84 million (2022 – $87 million) in respect of our TELUS Sky leases, and monthly cash payments are made in accordance with the lease agreements; as at the statement of financial position date, one-third of those amounts is due to our economic interest in the real estate joint venture.

During the year ended December 31, 2023, we increased our investment in Miovision Technologies Incorporated, as set out in Note 21(b).

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

Years ended December 31 (millions)	Note	2023	2022
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(184)	$(312)
Inventories		53	(89)
Contract assets		(4)	9
Prepaid expenses		(60)	(56)
Accounts payable and accrued liabilities		(268)	173
Income and other taxes receivable and payable, net		(72)	50
Advance billings and customer deposits		74	(12)
Provisions		135	44
		$(326)	$(193)

72 | December 31, 2023

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2023	2022
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(2,622)	$(3,291)
Intangible assets subject to amortization	18	(981)	(1,021)
		(3,603)	(4,312)
Additions arising from leases	17	781	840
Capital expenditures	5	(2,822)	(3,472)
Effect of asset retirement obligations		(59)	198
		(2,881)	(3,274)
Other non-cash items included above
Change in associated non-cash investing working capital		(360)	(175)
Non-cash change in asset retirement obligation		59	(198)
		(301)	(373)
		$(3,182)	$(3,647)

December 31, 2023 | 73

notes to consolidated financial statements

(b)	Changes in liabilities arising from financing activities

		Year ended December 31, 2022					Year ended December 31, 2023
		Statement of cash flows		Non-cash changes			Statement of cash flows		Non-cash changes
(millions)	Balance as at January 1, 2022	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(i))	Other	Balance as at December 31, 2022	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(i))	Other	Balance as at December 31, 2023
Dividends payable to holders of Common Shares	$449	$—	$(1,846)	$—	$1,899	$502	$—	$(2,063)	$—	$2,111	$550
Dividends reinvested in shares from Treasury	—	—	658	—	(658)	—	—	748	—	(748)	—
	$449	$—	$(1,188)	$—	$1,241	$502	$—	$(1,315)	$—	$1,363	$550
Short-term borrowings	$114	$480	$(497)	$—	$7	$104	$607	$(609)	$—	$2	$104
Long-term debt
TELUS Corporation senior notes	$15,258	$3,143	$—	$280	$(21)	$18,660	$2,250	$(500)	$(104)	$(5)	$20,301
TELUS Corporation commercial paper	1,900	5,523	(6,077)	112	—	1,458	5,502	(5,929)	(10)	—	1,021
TELUS Corporation credit facilities	—	1,594	(449)	—	—	1,145	—	—	—	(1)	1,144
TELUS Communications Inc. debentures	448	—	(249)	—	—	199	—	—	—	1	200
TELUS International (Cda) Inc. credit facility	1,062	11	(219)	68	(8)	914	1,471	(548)	(60)	4	1,781
Other	308	—	(665)	—	678	321	—	(182)	—	149	288
Lease liabilities	1,876	—	(495)	(3)	962	2,340	—	(538)	15	797	2,614
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	4	6,105	(6,000)	(423)	234	(80)	5,984	(5,977)	134	(48)	13
	20,856	16,376	(14,154)	34	1,845	24,957	15,207	(13,674)	(25)	897	27,362
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(6,105)	6,105	—	—	—	(5,984)	5,984	—	—	—
	$20,856	$10,271	$(8,049)	$34	$1,845	$24,957	$9,223	$(7,690)	$(25)	$897	$27,362

74 | December 31, 2023